EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**03/25/11**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

DEF 14A	**def14a.htm**
	CHCO Proxy Statement for 2011 Annual Meeting of Shareholders
GRAPHIC	**chcologo.jpg**
	CHCO logo
GRAPHIC	**mclaughlinsig.jpg**
	McLaughlin signature
GRAPHIC	**hageboecksig.jpg**
	Hageboeck signature
GRAPHIC	**fawsig.jpg**
	Faw signature
GRAPHIC	**perfvscompgraph.jpg**
	Performance vs. Compensation graph
GRAPHIC	**bwlogo.jpg**
	black & white CHCO logo
DEF 14A	**submissionpdf.pdf**
	Printable copy of CHCO Proxy Statement

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

CITY HOLDING COMPANY

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



March 25, 2011

To Our Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of City Holding Company to be held at Charleston Marriott Town Center located at 200 Lee Street, E., Charleston, West Virginia 25301, on Wednesday, April 27, 2011 at 2:30 p.m.

The notice of meeting and proxy statement accompanying this letter describes the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the shareholders. We hope that you will join us at this year's Annual Meeting and look forward to personally greeting those of you who are able to attend.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the annual meeting, please vote your shares by: (1) accessing the Internet at the website included on the proxy card, (2) calling the toll-free number shown on the proxy card, or (3) completing, signing and returning the enclosed proxy card as soon as possible in the postage-paid envelope provided.

City Holding Company thanks you for your consideration and your continued support.

Sincerely,

Philip L. McLaughlin
Chairman of the Board

Charles R. Hageboeck
President & CEO

CITY HOLDING COMPANY
25 Gatewater Road
Post Office Box 7520
Charleston, West Virginia 25356-0520

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 27, 2011

Notice is hereby given that the Annual Meeting of Shareholders of City Holding Company will be held at Charleston Marriott Town Center located at 200 Lee Street, E., Charleston, West Virginia 25301, on Wednesday, April 27, 2011 at 2:30 p.m. (local time) for the following purposes:

1. To elect five Class III directors to serve for a term of three years. The names of the nominees are set forth in the accompanying proxy statement.

2. To ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young LLP as the independent registered public accounting firm for City Holding Company for 2011.

3. To approve a non-binding advisory proposal on the compensation of the Named Executive Officers.

4. To hold a non-binding advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years.

5. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 18, 2011 are the only shareholders entitled to notice of and to vote at the annual shareholders meeting.

By Order of the Board of Directors,

Victoria A. Faw,
Secretary

March 25, 2011

IMPORTANT NOTICE

We urge you to sign and return the enclosed proxy as promptly as possible regardless of your plans to attend the meeting. If you attend the meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

CITY HOLDING COMPANY
25 Gatewater Road
Charleston, West Virginia 25356-0520

PROXY STATEMENT

Information Concerning the Solicitation

This statement is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders of City Holding Company (the "Company" or "City") to be held on April 27, 2011.

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company. The cost of preparing, assembling, and mailing the proxy material and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not currently intend to solicit proxies otherwise than by use of the mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their best efforts, by telephone or otherwise, to obtain proxies. The proxy materials are being mailed, on or about March 25, 2011, to shareholders of record at the close of business on March 18, 2011 (the "Record Date").

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2010, is being furnished with this Proxy Statement to shareholders of record on the Record Date. The Annual Report to Shareholders does not constitute a part of this Proxy Statement or the proxy solicitation material.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2011

This Proxy Statement and the 2010 Annual Report and any amendments thereto that are required to be furnished to shareholders are available online at *www.ViewMaterial.com/CHCO*.

Householding

The Securities and Exchange Commission ("SEC") has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process is commonly referred to as "householding."

The Company has implemented "householding" in an effort to reduce the number of duplicate mailings to the same address. This process benefits both shareholders and the Company because it eliminates unnecessary mailings delivered to your home and helps to reduce the Company's expenses. "Householding" will not be used, however, if the Company has received contrary instructions from one or more of the shareholders sharing an address. We will continue to "Household" indefinitely until you instruct us otherwise. You may notify the Company that you would like to receive separate copies of the Company's annual report and proxy statement in the future by calling Computershare Investor Services, LLC at 1-800-568-3476, or by mail to the attention of City Holding Company, c/o Computershare Investor Services, LLC, P. O. Box 43078, Providence, RI 02940-3078. Even if your household receives only one annual report and one proxy statement, the Company will continue to send a separate proxy card for each shareholder residing at your address. Please note, however, that if a broker holds shares of the Company on your behalf, (that is, in "street name" (e.g., in a brokerage account or retirement plan account)) you may continue to receive duplicate mailings.

Voting Methods

The accompanying proxy is for use at the Annual Meeting if a shareholder either will be unable to attend in person or will be able to attend but wishes to vote by proxy. Shares may be voted by completing the enclosed proxy card and mailing it in the postage-paid envelope provided, voting over the Internet, or using a toll-free telephone number. Please refer to the proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available. **(If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.)** Shareholders who vote over the Internet may incur costs, such as telephone and Internet access charges, for which the shareholder is responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 6:00 a.m., Eastern Time, on April 27, 2011. Specific instructions to be followed by any shareholder interested in voting via the Internet or telephone are shown on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. In the event that a shareholder's proxy does not reference Internet or telephone information because the shareholder is not the registered owner of the shares, the shareholder should complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

The proxy may be revoked at any time before the shares subject to it are voted by (i) notifying, in writing, Victoria A. Faw, Corporate Secretary, City Holding Company, P. O. Box 7520, Charleston, WV 25356-0520, (ii) executing a proxy bearing a later date (including a proxy given over the Internet or by telephone), or (iii) voting in person at the Annual Meeting the shares represented by the proxy. (Your attendance at the Annual Meeting will not, by itself, revoke your proxy; you must vote in person at the Annual Meeting.) If your shares are held by a broker on your behalf (that is, in street name), you must contact your broker or nominee to revoke your proxy.

If you participate in City Holding Company's 401(k) Plan & Trust and hold shares of Company common stock in your plan account as of the record date, you will receive a request for voting instructions from the tabulation agent on behalf of the trustee (City National Bank) with respect to your plan shares. If you hold Company common stock outside of the plan, you will vote those shares separately. You are entitled to direct City National Bank how to vote your plan shares.

All shares of the Company's common stock (the "Common Stock") represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. The Board of Directors unanimously recommends a vote:

1. **FOR** the nominees for director listed in these materials and on the proxy;

2. **FOR** the ratification of the selection of the Company's independent auditors;

3. **FOR** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials; and

4. **FOR** a frequency of one year for future advisory votes on executive compensation.

In the absence of voting instructions to the contrary, shares represented by validly executed proxies will be voted in accordance with the foregoing recommendations. If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At this time, the Company is not aware of any other matters that may come before the Annual Meeting.

Outstanding Voting Shares

Only shareholders of record at the close of business on March 18, 2011 are entitled to vote at the Annual Meeting. On that day, there were issued and outstanding 15,317,940 shares of Common Stock (after deducting an aggregate of 3,195,342 shares held in treasury). Each share has one vote. The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of the Company's Common Stock entitled to a vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum.

With respect to proposal 1, directors are elected by a plurality of the votes cast; therefore, a vote withheld will not affect the outcome of the election. In elections of directors, each shareholder shall have the right to cast one vote for each share of stock owned by him for as many persons as there are directors to be elected, or, upon notice to the Company at least 48 hours before the meeting and in accordance with West Virginia law, he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock, or he may distribute them on the same principle among as many candidates and in such manner as he shall desire. If one shareholder duly gives notice in accordance with West Virginia law that he intends to cumulate votes, all shareholders may do so. If any shares are voted for the election of directors, the persons named in the accompanying proxy card may, unless otherwise directed, cumulate their votes at their discretion and vote for less than all such nominees. For all other purposes, each share is entitled to one vote.

With respect to proposal 2, the number of votes cast "for" the approval of the ratification of the selection of Ernst & Young LLP, as the Company's independent registered public accounting firm must exceed the number of votes cast "against" the proposal.

With respect to proposal 3, the number of votes cast "for" the approval the compensation of the named executive officers as discussed in these materials must exceed the number of votes cast "against" the proposal.

With respect to proposal 4, the frequency of the advisory vote on executive compensation, the alternative receiving the greatest number of votes — every one year, every two years or every three years — will be the frequency that shareholders approve.

If your shares are held by a broker on your behalf (that is, in "street name"), and you do not instruct the broker as to how to vote these shares on proposals 1, 3, or 4, the broker may not exercise discretion to vote for or against those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. With respect to proposal 2, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction**. Please instruct your bank or broker so your vote can be counted**.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company's only authorized voting equity security is its Common Stock, par value $2.50 per share.

Beneficial Ownership of Directors and Named Executive Officers

The table below presents certain information as of March 1, 2011 regarding beneficial ownership of shares of Common Stock by directors, named executive officers listed under "*Executive Officers of City Holding Company*" on page 14, and all directors and executive officers as a group.

Name of Beneficial Owner	BENEFICIAL OWNERSHIP				CHCO Shares Held as Collateral for Loans
	Sole Voting and Investment Power (#)	Other [1] (#)	Common Shares Subject to a Right to Acquire [2] (#)	Aggregate Percentage Owned (%)	(#)
Directors					
Hugh R. Clonch [3]	22,592	91,985	-	*	75,812
Oshel B. Craigo	13,903	2,912	-	*	-
John R. Elliot	71,591	7,600	-	*	-
William H. File III	19,720	999	-	*	-
Robert D. Fisher [3]	17,199	-	-	*	-
Jay C. Goldman [3]	17,069	-	-	*	-
Charles R. Hageboeck [3]	36,988	8,570	82,500	*	-
David W. Hambrick	38,176	3,813	-	*	-
Tracy W. Hylton II	30,330	1,586	-	*	-
C. Dallas Kayser	19,044	442	-	*	-
Philip L. McLaughlin [3]	36,434	4,930	-	*	-
James L. Rossi	13,074	-	-	*	-
Sharon H. Rowe	19,625	-	-	*	15,900
Mary H. Williams	10,316	-	-	*	-
Named Executive Officers					-
David L. Bumgarner	10,025	2,046	12,500	*	-
Craig G. Stilwell	27,240	1,428	35,000	*	-
John A. DeRito	13,400	-	20,000	*	-
Michael T. Quinlan, Jr.	10,314	2,676	5,250	*	-
Directors and Executive Officers as a group (18 persons)	427,040	128,987	155,250	4.61%	91,712

* Less than 1%.

[1] Includes shares (a) owned by or with certain relatives; (b) held in various fiduciary capacities; (c) held by certain corporations; (d) held in trust under the Company's 401(k) Plan & Trust.

[2] Includes options to acquire shares of the Company's Common Stock that are exerciseable within 60 days of December 31, 2010.

[3] Messrs. Clonch, Fisher, Goldman, Hageboeck and McLaughlin are nominees for re-election to the Board of Directors as Class III directors.

Principal Shareholders of the Company

The following table lists each shareholder of the Company who is the beneficial owner of more than 5% of the Company's Common Stock, the only class of stock outstanding, as of March 1, 2011.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class [1]
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,261,725	8.14%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	1,006,320	6.49%
State Street Corporation One Lincoln Street Boston, MA 02111	794,938	5.10%

[1] Information regarding BlackRock, Inc.'s, The Vanguard Group, Inc.'s and State Street Corporation's address, holdings, and percent of class are based solely upon the Company's review of Schedules 13G filed with the Securities and Exchange Commission pursuant to Rule 13d-1(b) for the period ended December 31, 2010.

GOVERNANCE AND NOMINATING COMMITTEE REPORT

The Governance and Nominating Committee of the Board of Directors (the "Governance Committee") is comprised of seven independent directors and operates under a written charter adopted by the Board of Directors. The Governance Committee is charged with the responsibilities of: (i) identifying individuals qualified to become Board members; (ii) selecting or recommending that the Board select the director nominees for the next annual meeting of shareholders; and (iii) overseeing corporate governance matters for the Company.

Director candidates are nominated by the Governance Committee. The Governance Committee will consider director candidates recommended by shareholders (see *"Shareholder Proposals and Nominations"* on page 38), other members of the Board, officers and employees of the Company and other sources that the committee deems appropriate. The Governance Committee's written charter directs the committee to evaluate the candidates based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering individual nominees, the committee takes into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board of Directors. The Governance Committee evaluates all director candidates in the same manner regardless of the source of the recommendation. Some of the criteria used by the committee to evaluate the candidates, including those selected for nomination at the 2011 Annual Meeting, include:

- Personal and professional integrity
- Prior business experience, including knowledge of the banking business
- Education
- Age
- Skills that may be relevant to the Company's business
- Geographic distribution of the candidates
- Prior Board experience with the Company or other publicly traded companies
- Involvement in community, business and civic affairs

In the context of nominating directors, the Company has no official policy regarding diversity. Nevertheless, the Board's Governance Committee believes that its existing board is, in fact, well diversified with regard to geographical representation, business backgrounds, civic involvement, and experience on bank boards or comparable organizations – all factors that the Governance Committee believes to be important to representing the interests of the Company's shareholders.

The Governance Committee is also empowered to retain and to terminate outside advisors to assist in the performance of its functions with the sole authority to agree to fees and other terms of engagement. The committee did not hire any outside advisors to assist them with respect to the selection of candidates for director nominations in 2011.

The Governance Committee has nominated for election as Class III directors, all of whom currently serve as Class III directors of the Company: Hugh R. Clonch, Robert D. Fisher, Jay C. Goldman, Charles R. Hageboeck and Philip L. McLaughlin, to serve three-year terms expiring at the 2014 Annual Meeting.


Respectfully submitted,

Jay C. Goldman, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
C. Dallas Kayser


February 23, 2011

ELECTION OF DIRECTORS
(Proposal 1)

The Board of Directors of the Company currently consists of fourteen (14) members. In accordance with the Company's Bylaws, the Board of Directors is classified into three classes as nearly equal in number as the then total number of Directors constituting the whole Board permits. Each class is to be elected to separate three-year terms with each term expiring in different years. At each Annual Meeting, the directors or nominees constituting one class are elected for a three-year term. The term of Class III directors expires at the 2011 Annual Meeting. There are five nominees for election as Class III directors to serve for terms of three years expiring at the Annual Meeting in 2014. Messrs. Clonch, Fisher, Goldman, Hageboeck and McLaughlin currently serve as directors of the Company and will stand for re-election as Class III directors.

Each director elected will continue in office until a successor has been elected. If any nominee is unable to serve, which the Board of Directors has no reason to expect, the persons named on the accompanying proxy card intend to vote for the balance of those named and, if they deem it advisable, for a substitute nominee. The names of the nominees for directors submitted by the Governance and Nominating Committee ("Governance Committee") of the Company and the names of the directors of the Company whose terms of office will continue after the Annual Meeting are listed below. Director ages are shown as of the Annual Meeting date, April 27, 2011.

The Board of Directors recommends that shareholders vote "FOR" all of the Class III nominees shown below.

CLASS III DIRECTORS (Directors whose terms expire in 2014)

Hugh R. Clonch, 70, has served as a director since 1995. Mr. Clonch received a Bachelor's degree (business administration) from West Virginia Institute of Technology. Mr. Clonch is President of Clonch Industries, a family-owned timber business based in Dixie, WV. Timber is an important industry in City's market area. Mr. Clonch joined the board of Gauley National Bank in 1987, the Merchants National Bank board in 1990, the First Merchants Bancorp, Inc. board in 1991 and subsequent to its merger with City Holding Company, the City Holding Board in 1995. The Board nominated Mr. Clonch based upon his experience in the timber industry, his previous board experience, and his knowledge of his local community and its leaders. Mr. Clonch owns, directly or indirectly, 114,577 shares of City Holding Company common stock.

Robert D. Fisher, 58, has served as a director since 1994. Mr. Fisher received a Bachelor's degree (finance) from West Virginia University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. He is the managing member of Adams, Fisher and Chappell, PLLC in Ripley WV. Mr. Fisher is active and well known in the legal community in West Virginia, having served as President of The West Virginia Bar from 2006 to 2007. Mr. Fisher joined the board of Bank of Ripley in 1987 and, subsequent to its merger with City Holding Company, the City Holding Company Board in 1994. Mr. Fisher serves as Chairman of the Company's Legal Oversight Committee. He lives in the Jackson County market and is very active in community affairs, providing him knowledge of the community and its leaders. The Governance Committee of the Board nominated Mr. Fisher based upon his legal expertise, his community experience and his prior board service. Mr. Fisher owns, directly or indirectly, 17,199 shares of City Holding Company common stock.

Jay C. Goldman, 67, has served as a director since 1988. Mr. Goldman received Bachelor's degrees (business administration and real estate) from Morris Harvey College and the University of Charleston, respectively, and a Doctor of Jurisprudence degree (law) from West Virginia University. Mr. Goldman is a licensed and State-certified real estate appraiser and licensed real estate broker, as well as a member of the WV State Bar and he serves on the Board of Directors of the West Virginia Chamber of Commerce. Mr. Goldman is currently President of Goldman Associates, Inc., a real-estate firm based in Charleston, WV providing real-estate brokerage, appraisals, and consulting services. As a result, Mr. Goldman's knowledge regarding real estate and construction throughout West Virginia is extensive and highly beneficial to City. Mr. Goldman's knowledge of the economy and leaders throughout the State of WV is also exceptionally strong. Mr. Goldman served as a Municipal Judge for the City of Charleston and as Mayor of Charleston, WV from 1999 until 2003. He is, therefore, knowledgeable about political and municipal issues in West Virginia. Mr. Goldman joined the City National Bank Board of Directors in 1986 and the City Holding Company Board of Directors in 1988. As Chairman of City's Governance and Nominating Committee, Mr. Goldman has attended numerous Continuing Education conferences on these topics. The Governance Committee of the Board nominated Mr. Goldman based upon his expertise in real estate which is an important industry for City's commercial lending business, his knowledge of the WV economy and its leaders, his experience in governance matters, and his prior board experience. Mr. Goldman owns, directly or indirectly, 17,069 shares of City Holding Company common stock.

Charles R. Hageboeck, 48, has served as a director since 2005. Mr. Hageboeck received a Ph.D. in Economics from Indiana University in 1991. He has spent most of his career in banking. He now serves as City's Chief Executive Officer and President. Mr. Hageboeck was formerly with Indiana National Bank, NBD Bank, N.A., and Peoples Bank of Indianapolis. Mr. Hageboeck serves on the Boards of the West Virginia Banker's Association, the West Virginia Chamber of Commerce, the West Virginia Symphony Orchestra, and Thomas Health Systems and is active in other civic and cultural organizations. Mr. Hageboeck was elected to City's Board upon becoming CEO in 2005, and is the only management director on the Board. The Governance Committee of the Board nominated Mr. Hageboeck by virtue of his role as City's Chief Executive Officer and due to his strong experience as an officer at both smaller and larger banking institutions. Mr. Hageboeck owns, directly or indirectly, 45,558 shares of City Holding Company common stock.

Philip L. McLaughlin, 70, has served as a director since 1993(2). Mr. McLaughlin received a Bachelor's degree (mathematics) from the College of William and Mary University, Williamsburg, Virginia. He also completed the Stonier Graduate School of Banking program at Rutgers University. Mr. McLaughlin joined City Holding Company in December 1998 through the merger of Horizon Bancorp, Inc. into City Holding Company. He served as Chairman of the Board of City Holding Company from 1998 to 2002 and from 2007 until present; president and chief operating officer and director of Horizon Bancorp, Inc. from 1993 to 1998; and president and chief executive officer and director of Greenbrier Valley National Bank from 1971 to 1993. Complementing his years of banking experience, Mr. McLaughlin served on the Board of Directors of the Federal Reserve Bank of Richmond for three years. During his term he served on the bank audit committee with one year as chairman. He also served as president of the West Virginia Bankers Association. He has been involved with numerous charitable organizations and currently serves on three foundation boards. The Governance Committee nominated Mr. McLaughlin based upon his knowledge of the banking industry and, in particular, his long service to City and its predecessor Boards and the leadership that he has shown in his role as City's chairman. Mr. McLaughlin owns, directly or indirectly, 41,364 shares of City Holding Company common stock.

CLASS I DIRECTORS (Directors whose terms expire in 2012)

John R. Elliot, 65, has served as a director since 2007. Mr. Elliot received Bachelor's degrees from Kent State University (architecture) and West Virginia Institute of Technology (health care administration). Mr. Elliot founded John Elliot Associates, Architects & Planners in 1972 and Continental Health Care Construction Company in 1980, both which specialized in the design and construction of nursing homes. In 1982, Mr. Elliot founded AMFM, Inc. which today operates 11 skilled nursing facilities with over 800 beds throughout West Virginia and employs more than 1,000 people. The Governance Committee considers AMFM to be a company of similar size and complexity to City Holding Company. As the Owner and President of AMFM, Inc. the Board of Directors of City considers that Mr. Elliot's business experience makes him a highly qualified addition to the Board. Mr. Elliot is currently on the Board of the West Virginia Symphony Orchestra and has served on the boards of the United Way, the YMCA, and the Sunrise Art Museum, giving him deep knowledge of the Charleston economy and its leaders. Mr. Elliot was the President of the West Virginia Health Care Association and has served as the Regional Multi-facility Vice Chair and Secretary for the American Health Care Association, providing him a high level of industry experience in the health care industry. In 2010, Mr. Elliot was recognized as a recipient of the State Journal's prestigious "Who's Who in West Virginia Business" award. Mr. Elliot owns, directly or indirectly, 79,191 shares of City Holding Company common stock.

David W. Hambrick, 69, has served as a director since 1993(2). Mr. Hambrick received a Bachelor's degree (finance) from the University of Florida and Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Hambrick was President and Chief Executive Officer of First National Bank of Alderson from 1976 until 1986; Executive Vice President and Trust Officer of Greenbrier Valley National Bank from 1986 until 2000; Executive Vice President of Horizon Bancorp, Inc. from 1998 until December 1998 and Vice President of City Holding Company from 1999 until March 2000. During his tenure, he held a variety of lending, trust and financial positions including several years as principal financial officer. In addition, Mr. Hambrick was a member of the Board of the Greenbrier National Bank from 1993 to 1999; a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City Holding Company Board, giving him long historical perspective regarding the banking industry. Mr. Hambrick resides in Alderson, WV and is active in civic affairs within the region providing him strong knowledge of the Greenbrier County, WV market and its business leaders. The Governance Committee nominated Mr. Hambrick based upon his knowledge of the banking industry, his knowledge of the Greenbrier County market and his long service to City and its predecessor Boards. Mr. Hambrick owns, directly or indirectly, 41,989 shares of City Holding Company common stock.

James L. Rossi, 56, has served as a director since 2001(1). Mr. Rossi, a licensed CPA, received his Bachelor's degree from West Virginia University. Mr. Rossi maintained his own public accounting firm, James Rossi, CPA from September 1978 to July 2008. Since July 2008, Mr. Rossi has been the Chief Financial Officer of Valtronics, Inc. (which manufactures products for commercial and industrial clients). Mr. Rossi also serves on the Board of Directors of Fruth Pharmacy, which operates 25 retail pharmacies in WV, KY and OH and employs over 600 people. The Governance Committee considers Mr. Rossi's accounting background, and status as an accounting expert, a key reason why he has been nominated and elected to City's Board of Directors. Additionally, Mr. Rossi joined the Board of Directors of The Peoples Bank of Point Pleasant in 1997, the Board of Directors of City National Bank in 1999 and the City Holding Company Board of Directors in 2001. The Governance Committee nominated Mr. Rossi based on his long experience on bank boards, his deep roots in Mason County, WV, and his knowledge regarding that local economy and its leaders. Mr. Rossi owns, directly or indirectly, 13,074 shares of City Holding Company common stock.

Mary E. Hooten Williams, 49, has served as a director since 2001[1]. Mrs. Williams received a Bachelor's degree (journalism) from Marshall University. She is Vice President of Virginia Street Corporation, Vice President of Empire Investors. Inc., and Manager of Hooten Properties. LLC. She has held a variety of management positions including Treasurer, Hooten Equipment Company and Assistant Vice President, Corporate Communications and Marketing, Commerce Banc Corporation. Mrs. Williams joined the Board of Directors of Capital State Bank in 1996, the Board of Directors of City National Bank in 1999 and the City Holding Company Board in 2001. The Governance Committee nominated Mrs. Williams' based on her corporate experience, her knowledge of the Kanawha Valley market and her long experience on bank boards. Mrs. Williams and members of her family control approximately 67,000 shares of City Holding Company common stock.

CLASS II DIRECTORS (Nominees for a term to expire in 2013)

Oshel B. Craigo, 73, has served as a director since 2001[1]. Mr. Craigo attended West Virginia State College (business) and is a licensed real estate broker in the State of West Virginia. Mr. Craigo is the Owner and CEO of Better Foods, Inc., Gino's Distributing, Inc., and Craigo Real Estate as well as several additional companies. In addition, Mr. Craigo served in the West Virginia Legislature for 22 years and served on several committees, including the Banking and Insurance Committee. He was the Vice-Chair of the West Virginia Senate Finance Committee and, for eight years, was Chairman of the Senate Finance Committee. Mr. Craigo is active in civic and community affairs and serves on several boards and committees, including: the Board of Directors for the National Restaurant Association, Chairman for the West Virginia State Tourism Committee, Vice-Chair of the Board of Directors of Charleston Area Medical Center, Teays Valley Hospital, and Chairman of the Putnam County Democratic Executive Committee. The Governance Committee of the Board nominated Mr. Craigo based upon his business experience, his knowledge of the WV economy and its leaders, and his prior board experience. Mr. Craigo owns, directly or indirectly, 16,815 shares of City Holding Company common stock.

William H. File II, 63, has served as a director since 2001[1]. Mr. File received a Bachelor's degree (political science) from Lynchburg College, Virginia, and a Doctor of Jurisprudence (law) degree from West Virginia University College of Law. Mr. File is a member of the firm File Payne Scherer & File PLLC and is the City Solicitor for Beckley, West Virginia. Mr. File was first elected to the Bank of Raleigh Board of Directors in 1984. He was a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City National Bank and City Holding Company Boards until the present date. He is past Chairman and a Board Member of the West Virginia Educational Broadcasting Authority that oversees public television and public radio in West Virginia, President of the Board of the Beckley Area Foundation, a twenty-four million dollar community foundation, serving the Raleigh County market and a Trustee of Mountain State University. Mr. File has deep knowledge of the Raleigh County economy and local leaders. The Governance Committee of the Board nominated Mr. File based upon his legal expertise, his knowledge of the Raleigh County market, and his long tenure on bank boards. Mr. File owns, directly or indirectly, 20,719 shares of City Holding Company common stock.

Tracy W. Hylton II, 62, has served as a director since 1993[2]. Mr. Hylton is the President of Eller, Inc., a construction and reclamation company; President of Patience, Inc., a surface coal mining operation; and President of New Land Leasing Co., Inc., a lease holding company. Mr. Hylton has a number of business interests including those in coal, automotive retailing, retail and real estate. Through these business interests he has knowledge of, and contacts with, many other business people around West Virginia. He is active with a number of civic organizations, including the Raleigh County YMCA. Mr. Hylton joined the board of the Bank of Raleigh in 1984, the board of Horizon Bancorp, Inc. in 1993, and subsequent to the merger with City Holding on December, 31, 1998, the City Holding Company Board. Mr. Hylton has deep business contacts and knowledge of the West Virginia and Raleigh County marketplace. The Governance Committee of the Board nominated Mr. Hylton based upon his varied business interests, knowledge, and contacts, his knowledge of the Raleigh County market, and his experience on bank boards. Mr. Hylton owns, directly or indirectly, 31,916 shares of City Holding Company common stock.

C. Dallas Kayser, 59, has served as a director since 1995. Mr. Kayser received a Bachelor's degree (economics) from Marshall University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Kayser is the Senior Partner of Kayser, Layne and Clark PLLC of Point Pleasant WV and has been in the practice of law in Mason County for many years. He serves on the Board of Directors of Pleasant Valley Hospital, and has served on its compensation and executive committees. In addition, he has served as Chairman of the Board of Trustees of the United Methodist Foundation of West Virginia, Inc., and currently serves as Treasurer, and on its Executive, Compensation, Audit and Investment Committees. As such, he is knowledgeable about the economy and leaders of this market. Mr. Kayser was first nominated to the Board of Peoples National Bank (formerly known as The Peoples Bank of Point Pleasant) in 1987 and subsequently to the City Holding Company Board in 1995. As Chairman of City's Compensation Committee, Mr. Kayser has attended a significant number of continuing board education workshops and conferences regarding compensation. The Governance Committee nominated Mr. Kayser based upon his legal background, his knowledge of the business community of Mason County gained as an attorney, and his experience on bank boards. Mr. Kayser owns, directly or indirectly, 19,486 shares of City Holding Company common stock.

Sharon H. Rowe, 59, has served as a director since 2001[1]*.* Mrs. Rowe attended West Virginia University. She retired as Vice President of Communications of The Greenbrier Resort and Club Management Company in 2005 after 27 years with the company. Mrs. Rowe joined the Board of the Greenbrier National Bank and Horizon Bancorp, Inc. in 1996, the Board of City National Bank of West Virginia in 1999 and, subsequently, in 2001, the City Holding Company Board of Directors. A recognized leader in West Virginia's tourism industry, she serves on the West Virginia Tourism Commission and is past chair and member of the board of directors of the West Virginia Hospitality and Travel Association. Mrs. Rowe serves as a director on numerous boards in West Virginia including the Clay Center for the Arts and Sciences, the West Virginia Humanities Council and HospiceCare. She is immediate past chair and a member of the Board of Governors of the West Virginia School of Osteopathic Medicine. The Governance Committee of the Board nominated Mrs. Rowe based upon her marketing and communications experience, prior bank board service and her statewide involvement. Mrs. Rowe owns, directly or indirectly, 19,625 shares of City Holding Company common stock.

[1]   Prior to 2001, the director served on the City National Bank of West Virginia Board.
[2]   On December 31, 1998, the merger of Horizon Bancorp, Inc. ("Horizon") into City Holding Company ("City Holding") was consummated and certain directors of Horizon became directors of City Holding.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors

The Company is managed under the direction of the Board of Directors, which has adopted Codes of Business Conduct and Ethics and charters for the Governance and Nominating Committee, Compensation Committee and the Audit Committee that set forth certain corporate governance practices. These documents are available on the Company's Internet website at *http://www.cityholding.com* under the Corporate Governance link located at the bottom of the page.

Board Leadership Structure and Oversight of Risk

The Company's CEO does not also serve as the Chairman. During 2010, the Chairman of the Board was Phillip McLaughlin, who presides at all meetings of the Board and meetings of the independent directors. The decision to separate the roles of CEO and Chairman reflects internal control considerations and allows the Chairman to maintain an independent role in the oversight of management. The Chairman of the Board also chairs the Executive Committee which is comprised of the chairmen of the other standing committees. The Board's involvement in risk management includes monthly reports and presentations by the Company's Chief Credit Officer on credit trends, past-due loans, non-accruing loans, and classified loans; monthly reports and presentations by the Company's EVP of Commercial Banking on lending activity with the prior month; participation by an independent director on the bank's Executive Loan Committee; monthly reports on liquidity and transactions within the investment portfolio; monthly reports on capital; quarterly reports on interest rate risk and enterprise risk management; oversight of the internal audit function, regulatory compliance and loan review by the Audit Committee; annual reports to the Board of Directors from the Company's primary regulators; oversight of significant legal risks through the Legal Oversight Committee, oversight of governance issues by the Corporate Governance Committee; and through other reports from management on additional areas of risk as they are identified.

Independence of Directors

The Board of Directors has determined that the following directors are "independent" within the meaning of the general independence standards in the listing standards of The NASDAQ Stock Market, Inc., the market on which shares of the Company's Common Stock are quoted: Messrs. Clonch, Craigo, Elliot, File, Fisher, Goldman, Hambrick, Hylton, Kayser, McLaughlin, Rossi and Mmes. Rowe and Williams.

Meetings of Independent Directors

Independent members of the Board of Directors generally meet in executive sessions without management either immediately preceding or immediately following every regularly scheduled Board meeting. Other sessions may be called by the Chairman in his or her own discretion or at the request of the independent members of the Board. The independent directors met eleven times in 2010. Mr. McLaughlin, the independent Chairman, leads both the regular meetings of the Company's directors as well as the executive sessions of independent directors.

Shareholders and other interested persons may contact the Chairman of the Board or the independent members of the Board of Directors as a group through the method described in "Communications with the Board of Directors" below.

Attendance at Annual Meeting

Although there is no formal written policy, the Company expects all directors to attend the annual meeting of shareholders each year and historically more than a majority have done so. All directors attended the annual meeting of shareholders held on April 28, 2010.

Communications with the Board of Directors

The Board of Directors has unanimously approved a process for shareholders to send communications to the Board of Directors and individual directors. Shareholders and other interested persons may communicate with the full Board of Directors, a specified committee of the Board, the independent directors or a specified individual member of the Board in writing by mail c/o City Holding Company, 25 Gatewater Road, P. O. Box 7520, Charleston, WV 25356-0520, Attention: Victoria A. Faw, Corporate Secretary. All communications will be forwarded to the Board of Directors, the specified committee of the Board or the specified individual director, as appropriate. The Company screens all regular mail for security purposes.

Availability of Codes of Business Conduct and Ethics and Committee Charters

In December 2009, the Company adopted a new Code of Business Conduct and Ethics which applies to all employees (including its chief executive officer and chief financial officer). Members of the Board of Directors are governed by a separate Code of Business Conduct and Ethics approved in January 2004. Both of the Codes of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee, and Governance and Nominating Committee are available on the Company's Internet website at *http://www.cityholding.com* under the Corporate Governance link located at the bottom of the page. The Company intends to disclose any changes in or waivers from its Codes of Business Conduct and Ethics by posting such information on its website or by filing a Form 8-K.

Committees of the Board of Directors and Meeting Attendance

The full Board of Directors met twelve times during the fiscal year ended December 31, 2010. No member of the Board of Directors of the Company attended less than 75% of the aggregate meetings of the Board of Directors and all committees on which such director served during 2010.

Membership on Certain Board Committees

The Board of Directors of City Holding Company has established an Audit Committee, Executive Committee, Nominating and Governance Committee, Compensation Committee and Legal Oversight Committee. The following table sets forth the membership of such committees and the independence of each director as of the date of this proxy statement.

Director	Executive Committee	Audit Committee	Nominating and Governance Committee	Compensation Committee	Legal Oversight Committee	Independent*
Hugh R. Clonch	--	--	X	X	--	X
Oshel B. Craigo	--	--	X	X	--	X
John R. Elliot	--	--	X	X	--	X
William H. File III	--	--	X	X	X	X
Robert D. Fisher	--	--	X	X	Chairman	X
Jay C. Goldman	X	--	Chairman	X	X	X
Charles R. Hageboeck	X	--	--	--	--	--
David W. Hambrick	--	X	--	--	X	X
Tracy W. Hylton II	--	X	--	--	--	X
C. Dallas Kayser	X	---	X	Chairman	X	X
Philip L. McLaughlin	Chairman	--	--	--	--	X
James L. Rossi	X	Chairman	--	--	--	X
Sharon H. Rowe	--	X	--	--	--	X
Mary H. Williams	--	X	--	--	--	X
Number of Meetings Held in 2010	**0**	**5**	**2**	**2**	**2**	**11**

* Director meets the independence requirements as defined in the listing standards of The NASDAQ Stock Market and SEC Regulations

Executive Committee

For the fiscal year ended December 31, 2010, the Executive Committee consisted of Messrs. Goldman, Hageboeck, Kayser, McLaughlin (Chairman) and Rossi. Subject to limitations imposed by the West Virginia Business Corporation Act, the Executive Committee has the power to act between meetings of the Board on virtually all matters that the Board could act upon, but generally as a matter of practice reserves its function for special or emergency purposes. The Executive Committee did not meet during the fiscal year ended December 31, 2010.

Compensation Committee

During 2010, the Compensation Committee consisted of Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. The Board of Directors has determined that each of the current members of the Compensation Committee is "independent" within the meaning of the general independence standards of the listing standards of The NASDAQ Stock Market, Inc. For a description of the function of the Compensation Committee, see "*Board Compensation Committee Report on Executive Compensation*" beginning on page 23. The Compensation Committee met two times during the fiscal year ended December 31, 2010. No Compensation Committee member attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2010.

Audit Committee

In 2010, members of the Audit Committee included Messrs. Rossi (Chairman), Hambrick, and Hylton and Mms. Rowe and Williams, none of whom is employed by the Company. The Board of Directors has determined that each of the current members of the Audit Committee is "independent" within the meaning of the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, and as incorporated into the listing standards of The Nasdaq Stock Market, Inc. The Board of Directors has also determined that James L. Rossi, Chairman of the Audit Committee, is an "audit committee financial expert" within the meaning of the rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is "independent" within the meaning of the general independence standards of the listing standards of The NASDAQ Stock Market, Inc. The Audit Committee held five meetings during fiscal year 2010. The Audit Committee selects the Company's independent registered public accounting firm (subject to shareholder ratification), considers the scope of the audit, reviews the activities and recommendations made by the Company's internal auditors, and considers comments made by the independent registered public accounting firm with respect to the Company's internal control structure. No Audit Committee member attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2010.

Governance and Nominating Committee

During 2010, the Governance and Nominating Committee ("Governance Committee") consisted of Messrs. Goldman (Chairman), Craigo, Clonch, Elliot, File, Fisher, and Kayser. The Board of Directors has determined that each of the current members of the Governance Committee is "independent" within the meaning of the general independence standards of the listing standards of The Nasdaq Stock Market, Inc. For a description of the function of the Governance Committee, see the "*Governance and Nominating Committee Report*" on page 5. The Governance Committee met two times during fiscal year 2010. No Governance Committee members attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2010.

Director Candidate Recommendations and Nominations by Shareholders. The Governance Committee's Charter provides that the Governance Committee will consider director candidate recommendations by shareholders. Any shareholder entitled to vote for the election of directors may (1) recommend candidates for election to the Board of Directors or (2) nominate persons for election to the Board or Directors if such shareholder complies with the procedures set forth in the Company's Amended and Restated Bylaws, which are summarized in "*Shareholder Proposals and Nominations*" beginning on page 38.

Governance and Nominating Committee Process for Identifying and Evaluating Director Candidates. For a description of the Governance Committee's process for identifying and evaluating candidates for election to the Board of Directors, see the "*Governance and Nominating Committee Report*" on page 5. The Governance Committee did not receive any recommendations from any shareholders in connection with the 2011 annual meeting.

Legal Oversight Committee

During 2010, the Legal Oversight Committee ("Legal Committee") consisted of Messrs. Fisher (Chairman), File, Goldman, Hambrick, and Kayser. The Legal Committee met two times during fiscal year 2010. The Legal Committee meets annually or as necessary with management and/or outside legal counsel to review the Company's outstanding litigation and to advise management on such matters as requested. No Legal Committee members attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2010.

Compensation of Directors

For 2010, non-employee directors of the Company received an annual retainer of $12,500 and $500 for each Board or committee meeting attended. In addition, Messrs. Goldman, Kayser, McLaughlin and Rossi, received committee chair and Chairman fees of $5,000, $5,000, $15,000 and $10,000, respectively. Expenses associated with attending meetings, such as travel costs and meals, are considered integrally and directly related to the performance of their duties as directors, are not considered to be personal benefits or perquisites and are not separately disclosed.

On February 23, 2011, the Board awarded non-employee directors $19,970 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2010. The market price on the date of grant, February 23, 2011 was $33.79 per share.

Bank of Raleigh Directors Deferred Compensation Plan

Between 1987 and 1998, ten directors of the former Bank of Raleigh deferred all or part of their director fees in exchange for compensation that was deferred until their 70th birthdays. The Bank of Raleigh was part of Horizon Bancorp, Inc. which merged with the Company on December 31, 1998. The shareholders of both corporations ratified that merger and the benefits due under the Bank of Raleigh Directors Deferred Compensation Plan when they approved the merger in 1998. Directors File and Hylton were directors of the former Bank of Raleigh, and are covered by these plans. Under the terms of these plans, directors were given the opportunity to defer all or a portion of their directors' fees for their service to the Bank of Raleigh beginning in 1987 through 1998. As a result of such deferrals, these directors (or their survivors) are entitled to payments for a period of 15 years upon reaching retirement age, as defined by the plans, or death. The methodology for calculating future benefits for these directors was established at the time that the deferrals were made, and is unaffected by their current service on the Board of the Company. The Company accrued the present value of these obligations on its Consolidated Balance Sheet. Their deferred benefits under the plan are as follows:

	Monthly Pension Benefit	Pension Start Date	Present Value of Benefit @ 12/31/10	Expense Recognized In 2010 In Regard to Benefits
William H. File III	$ 6,631	7/1/2017	$ 537,910	$ 31,250
Tracy W. Hylton II	$ 4,790	9/1/2018	$ 362,326	$ 21,049

2010 DIRECTOR COMPENSATION

					Change in Pension Value and		
				Non-Equity Incentive Plan	Nonqualified Deferred Compensation	All Other	
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)
Hugh R. Clonch	21,500	19,970	-	-	-	-	41,470
Oshel Craigo	20,500	19,970	-	-	-	-	40,470
John R. Elliot	21,500	19,970	-	-	-	-	41,470
William H. File III	21,500	19,970	-	-	31,250	-	72,720
Robert D. Fisher	21,500	19,970	-	-	-	-	41,470
Jay C. Goldman	26,500	19,970	-	-	-	-	46,470
Charles R. Hageboeck [1]	-	-	-	-	-	-	-
David W. Hambrick	20,500	19,970	-	-	-	-	40,470
Tracy W. Hylton II	20,500	19,970	-	-	21,049	-	61,519
C. Dallas Kayser	26,500	19,970	-	-	-	-	46,470
Philip L. McLaughlin	37,875	19,970	-	-	-	-	57,845
James L. Rossi	30,500	19,970	-	-	-	-	50,470
Sharon H. Rowe	20,500	19,970	-	-	-	-	40,470
Mary H. Williams	20,500	19,970	-	-	-	-	40,470

[1] Mr. Hageboeck, President and CEO of the Company, does not receive fees for director or committee service or for meeting attendance.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of five independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent registered public accounting firm, subject to shareholder ratification. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and for performing an audit of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm.

Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 114 (Codification of Statements on Accounting Standards), as amended.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young relating to the independence of that firm as required by Public Company Accounting Oversight Board's Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as currently in effect, and has discussed with Ernst & Young that firm's independence from the Company. The Audit Committee has also considered whether the provision of non-audit related services by Ernst & Young is compatible with maintaining Ernst & Young's independence and determined that Ernst & Young's independence has not been impaired.

Based upon the Audit Committee's discussions with management and Ernst & Young and the Audit Committee's review of the representations of management and the report of Ernst & Young to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

Respectfully submitted,

James L. Rossi, Chairman
David W. Hambrick
Tracy W. Hylton II
Sharon H. Rowe
Mary H. Williams

February 22, 2011

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The directors who constituted the Compensation Committee during 2010 were Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. None of the individuals who served as a member of the Compensation Committee during 2010 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

EXECUTIVE OFFICERS OF CITY HOLDING COMPANY

The following table sets forth the name of each executive officer as of December 31, 2010, and the principal positions and offices held with the Company. Unless otherwise indicated, each of these officers has served as an executive officer of the Company for at least five years. Executive Officers' ages are shows as of the date of the annual meeting, April 27, 2011.

Name	Age	Business Experience
Charles R. Hageboeck	48	President and Chief Executive Officer, City Holding Company and City National Bank since February 2005. Executive Vice President and Chief Financial Officer, City Holding Company and City National Bank from June 2001 – January 2005.
Craig G. Stilwell	55	Executive Vice President of Retail Banking, City Holding Company and City National Bank since February 2005. Executive Vice President of Marketing & Human Resources, City Holding Company and City National Bank May 2001 – February 2005.
John A. DeRito	61	Executive Vice President of Commercial Banking, City Holding Company and City National Bank since June 2004.
David L. Bumgarner	46	Senior Vice President and Chief Financial Officer, City Holding Company and City National Bank since February 2005. Audit Senior Manager, Arnett & Foster, PLLC from August 2000 – January 2005.
Michael T. Quinlan, Jr.	42	Senior Vice President of Branch Banking, City Holding Company and City National Bank since July 2001. Mr. Quinlan was named as an executive officer by the Board of Directors on February 24, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

General Plan Design

The Compensation Committee believes that its principal responsibility is to ensure that the Company's compensation practices allow the Company to keep qualified management and to incent and reward executive performance in ways that align with increasing shareholder value. The Compensation Committee also believes that overall compensation should be dependent upon performance as measured by the Company's profitability, the market price of the Company's Common Stock, performance relative to peers, and progress made toward achieving the Company's long-term strategic objectives. As a result, a significant portion of the compensation of executive officers of the Company is tied to incentive compensation, bonuses, and stock awards.

The Compensation Committee may meet to consider compensation at any time during the year. Traditionally, the Compensation Committee meets after each fiscal year has ended to review the Company's performance, consider changes in base salaries, approve incentive compensation based upon previously agreed upon targets, consider bonuses in light of performance, and recommend long-term stock-based grants. The Compensation Committee makes recommendations regarding compensation for Executive Officers which are considered for approval by the independent directors.

The Compensation Committee relies upon input from independent compensation consultants to periodically review, evaluate, and make recommendations regarding Executive Compensation. In 2008 the Company employed Amalfi Consulting LLC ("Amalfi"), an independent consultant, to advise the Compensation Committee regarding compensation levels for executive officers as well as to provide advice regarding compensation for the Board of Directors. Amalfi reviewed the overall mix and pay ranges of the Executive Officers and in particular, was charged with assisting the Compensation Committee to determine whether the compensation programs were properly structured relative to overall pay mix and internal equity. The Compensation Committee instructed that Amalfi's review of Board compensation was to evaluate the form and amount of retainers, meeting fees, equity and other benefits provided to directors to ensure that the overall Board compensation programs were competitive relative to the boards of peer companies.

Amalfi reported directly to the Company's Compensation Committee. Amalfi's findings indicated that peer companies generally have significant compensation for executive officers in the form of defined benefit pension plans and supplemental executive retirement plans (SERP's). The Company's Board considers such forms of compensation to be misaligned with shareholder interests because it believes these forms of compensation merely reward tenure instead of performance. Accordingly, the Company has not used these forms of compensation. As a result, the Compensation Committee instructed Amalfi to consider, if necessary to achieve parity between the Company's executive officers and their peers, alternative forms of compensation for the Company's leadership other than defined benefit pension plans or SERP's which might better align the interests of management with the interests of shareholders.

The Company's executive compensation program includes the following components each having somewhat different purposes:

- Base salary
- Non-equity incentive cash compensation (short-term cash incentives) based upon quantitatively observable results
- Bonuses based upon qualitative evaluation of performance
- Long-term compensation (option grants, restricted stock awards, and long-vested restricted stock)
- Other compensation (dividends on restricted stock, life insurance benefits, and 401K match)

The Company has not traditionally provided the following benefits:

- Defined Benefit Pension Plan
- Supplemental Executive Retirement Programs (SERP's)
- Deferred Compensation Programs

Base Salary

The Compensation Committee has established salary ranges for all executive positions (in a manner consistent with other positions in the Company) reflecting the nature and scope of the executive officer's responsibilities, the strategic importance of each position within the organization, and comparable compensation levels at peer financial institutions. Within these ranges, executive officer salaries are determined based upon evaluation of an officer's performance, experience and credentials. Annual salary adjustments reflect performance as measured against a variety of both quantitative and qualitative measures of performance as well as changes in peer compensation levels. The factors used to evaluate each executive officer's performance are factors deemed to be within his own area of responsibility within the organization. The CEO's performance is evaluated based upon the overall Company's performance while the performance of other executive officers is evaluated based upon their individual performance within the scope of their own responsibilities within the Company.

Non-Equity Incentive Compensation Plans (Short-Term Cash Incentives)

The Company believes that a significant portion of an executive officer's total compensation should be tied to the performance of the Company. Further, the Company believes that management compensation needs to reflect both short-term performance and long-term performance, and that the Company's performance should be evaluated relative to peer performance. Non-Equity Incentive Compensation takes two forms:

- Annual cash incentives tied to objective and quantifiable results as specified in incentive plans approved by the Board, and
- Annual cash bonuses based on subjective evaluation by the Board regarding management performance

Non-equity incentive plans for executive officers are designed at the beginning of each fiscal year to reflect the Company's performance objectives and to quantitatively tie the executive's compensation directly to factors that are judged important to the success of the Company and within each executive's own sphere of influence. The CEO's incentive compensation reflects an Employment Agreement signed by the Company and Mr. Hageboeck on July 25, 2007. Payments under Mr. Hageboeck's non-equity incentive compensation plan are determined by the Company's total profitability as measured by its return on tangible equity ("ROTE"). The board has determined that ROTE represents the most appropriate measure of the Company's profitability and is most closely aligned with shareholder value in that ROTE represents the return on shareholder's contributed capital.

The incentive compensation plan for the EVP of Retail Banking reflects an Employment Agreement signed by the Company and Mr. Stilwell on July 25, 2007. Payments under Mr. Stilwell's plan are also tied to the Company's ROTE. Additionally, the incentive compensation plan for the CFO, Mr. Bumgarner, is tied to the Company's ROTE. Incentives for the other executive officers are partially dependent upon the Company's ROTE. For the Company's EVP of Commercial Banking, Mr. DeRito, one half of his incentive is tied to the Company's ROTE while one-half is tied to growth in commercial loan balances and also subject to a negative adjustment factor reflecting adverse asset quality measures. For the SVP-Branch Banking, Mr. Quinlan, one half of his incentive compensation is tied to the Company's ROTE while one-half is tied to quantifiable factors under his direction such as branch profitability, branch loan growth, and branch deposit growth.

The Compensation Committee is responsible for establishing incentive plans for executive officers that achieve an appropriate balance between company results and risk. The Committee believes that management ought to be strongly incentivized to work diligently to achieve strong performance on behalf of the Company's shareholders. The Committee recognizes that the Company is in the business of taking risks – in its lending activities, its depository activities, its investing activities, as well as many other facets of the traditional banking business. For instance, each and every loan made represents the extension of "risk" in exchange for a return in the form of interest paid by the customer to the bank. However, if incentive compensation is too highly tied to short-term performance metrics, there is some possibility that the Company might not achieve the optimal risk-return balance. Therefore, the Company has established a compensation philosophy that balances short-term incentives paid for achieving strong short-term results with long-term stock incentives whose value would be negatively impacted by loan losses in the long-run. Upon due consideration, the Committee believes that the Company's incentive plans are designed in such a way as to encourage management to take only prudent levels of risk in the pursuit of strong performance on behalf of shareholders.

Bonuses

The Compensation Committee recognizes that the Company's performance cannot always be fully characterized by a single measure of profitability and that efforts to improve the long-term performance of the Company and to maintain the bank's conservative balance sheet may in fact be at odds with maximizing current fiscal year profitability. Therefore, the Compensation Committee reviews the Company's performance in its totality and has the discretion to award bonuses to executive officers in excess of factors specifically identified within the Incentive Compensation plans specified at the beginning of each fiscal year. Bonus awards allow the Compensation Committee to reflect measures of success that are non-quantitative. In looking at the totality of the Company's performance, the Compensation Committee looks at factors such as: measures of profitability such as return on assets (ROA) and (ROTE), measures of asset quality, internal and external audit results, regulatory ratings, strategic objectives specified by the CEO or the Board of Directors, as well as other strategies employed by management throughout the year to lay the foundation for future growth. For 2010 no additional bonuses were paid to the Company's executive officers beyond those payments specified under each officer's non-equity incentive compensation plan.

Long-term Compensation

The Compensation Committee believes that a significant portion of executive management compensation should reflect the Company's long-term performance measured over a number of years, and that management's financial rewards should align with those of the Company's shareholders. The Committee believes that long-term compensation should be a relatively larger portion of total compensation for those officers that are most able to influence the Company's long-term financial success. As such, the percentage of long-term compensation within the total compensation package will tend to be largest for the Company's executive officers.

The Company believes in achieving the appropriate balance between short-term incentive compensation programs that reward management for maintaining strong current financial performance and long-term compensation that rewards management for increases in the long-term underlying value of the Company. The Compensation Committee also recognizes that the Company's main business is providing retail and commercial banking services – a business considered to be relatively mature – and that the Company operates in relatively stable markets with limited growth prospects. Further, the Company already performs extremely well relative to its peers. Within the $2 to $5 billion peer group for 2010, for instance, the Company's return on average tangible common equity ("ROATCE") was 10th highest among 94 institutions. Because the Company already performs well in a mature industry and in stable markets, the Compensation Committee intends to target relatively lower amounts of long-term compensation in the form of stock option awards (discussed below) and to target relatively larger amounts to short-term cash incentives, bonuses and long-term compensation in the form of restricted stock awards (discussed below) to emphasize maintenance of the Company's excellent financial performance and conservative operating culture. This contrasts with growth-oriented companies in industries such as technology, health-care, etc. that tend to encourage long-term risk-taking focused on building share in fast growing industries over strong current financial performance through a mix emphasizing long-term compensation, particularly in the form of stock options.

Long-term Compensation at the Company takes three forms:

- Annual grants of stock options
- Annual grants of restricted stock
- Long-Vested Restricted Stock

Annual Option Grants and Restricted Stock Awards

The Company grants two kinds of annual stock awards – options and restricted stock. In the case of restricted stock, the Company expenses the estimated fair value of the stock on the date of grant over the vesting period which is generally five years. In the case of stock options, the Company expenses an estimate of the fair value of the award over the vesting period (generally five years) calculated using the Black-Scholes Options Pricing Model. Both options and restricted stock awards result in expense to the Company. Because each serves slightly different needs, the Compensation Committee utilizes a combination of restricted stock and stock options to balance the incentives for executive officers.

Stock awards are granted under the City Holding Company 2003 Incentive Plan (the "Plan"). The Compensation Committee is charged with responsibility for administering the Plan. However, under the Compensation Committee charter, the Committee will recommend grants to the Company's executive officers for full approval by the Board of Directors. The Compensation Committee may consider recommendations for stock grants to the Company's executive officers at any time, at its own discretion, and as circumstances necessitate. Traditionally, the Compensation Committee has considered stock awards to executive officers on an annual basis and generally in conjunction with its annual review of compensation for these officers (which has typically been conducted in February or March of each fiscal year). It is the Company's policy that all option grants and restricted stock grants to these executive officers will be dated on the date that they are approved by the Board of Directors and at an exercise price equal to the closing price of the Company's common stock on that day.

Stock options provide officers the ability to purchase shares of common stock in the future from the Company (generally at any time up to 10 years from the date of grant) at the market price on the date the grant was awarded. The options generally vest (become exercisable) at the end of five years. Stock options align rewards for officers with those of shareholders because officers are rewarded only when the stock price increases, but the options have no monetary value to the officer if the price of the stock decreases. However, a decrease in a Company's stock price may occur because of a general decline in the entire market for common stocks even when the Company performs relatively well. For instance, City awarded stock options to certain employees in December 2005 with a grant price of $36.90. In the years following, City's stock has performed better than most of its peers (within a peer group of 94 publicly traded banks with total assets between $2 and $5 billion between March 10, 2006 and March 10, 2011, City provided the 8th best total return for shareholders). Despite City's strong performance relative to most other banks since the December 2006 grants, City's absolute stock price suffered from the national recession along with the rest of the banking industry - City's common stock traded on December 31, 2010, at $36.23 - below its grant price five years earlier. Therefore, the Compensation Committee recognizes that it is possible that, when granting options, the Company might perform well but the stock price could decline due to an overall decline in the stock market, resulting in no benefit for the officer. In fact, as of March 2011, City had few outstanding options granted over the last 10 years that could be exercised at significant gain – despite being one of the best performing banks in the industry over this time period.

Restricted stock awards immediately transfer shares of the Company's Common Stock to the officer subject to certain restrictions (generally that the shares revert to the Company if employment is not maintained for five years). Restricted stock provides the officer an immediate benefit that is forfeited if he or she leaves the Company's employment prior to the vesting of the restrictions. This tends to increase the officer's incentive to be a long-term part of the Company's success. While it is true that the monetary value of restricted stock declines proportionately with a decline in the Company's common stock price, the value of restricted stock does not become zero as does the value of a stock option when the price of the common stock is trading below the grant price.

Because the Compensation Committee believes that stock awards should be a part of the compensation for other senior officers of the Company, the Compensation Committee has also provided the CEO with the authority to make stock awards under the Plan in any fiscal year totaling no more than 100,000 stock options, or 25,000 restricted shares, or some combination of the two. The CEO's authority to make stock awards in any given fiscal year is subject to certain constraints on the total amount that may be awarded to any single officer, and may not include stock awards to the executive officers of the Company. Likewise, stock awards offered to officers other than the executive officers will reflect the closing stock price on the date the stock award is granted to the officer. With respect to timing, these stock awards are at the discretion of the Company's CEO in order to reflect the needs of the Company in rewarding and retaining talent within the organization. The Compensation Committee recognizes that it may be in the Company's best interests to make stock awards in excess of the amounts described above during certain fiscal years, and reserves for itself the right to make such awards at its discretion. The City Holding Company 2003 Incentive Plan expires on April 30, 2013 and permitted the issuance of up to 1 million stock options or restricted shares with no more than 350,000 of such shares to be granted in the form of restricted stock grants. Through December 31, 2010, the Company had granted a total of 362,353 shares under the plan, including 96,060 restricted stock grants.

Long-Vested Restricted Stock

In addition to annual grants of stock options and restricted shares, the Committee awarded its executive officers a special grant of restricted shares in 2009 which vest seven to 12 years from the date of grant ("Long-vested restricted stock"). The average time until these shares vested was 9.1 years. In the Company's experience, this form of compensation is relatively unique. In 2008, Amalfi Consulting generally concluded that total compensation for the Company's executive officers was significantly lower than average among the Company's peers. The Company's base salaries were below average, while short-term cash incentives were historically higher than peer averages because the Company's performance has been higher than peer averages. However, the primary reason for the Company's relatively lower total compensation was traced to the Company's lack of a defined benefit pension plan and other forms of retirement income such as SERPS.

The Company considered a number of alternatives which might bring the Company's executive compensation into better alignment with its peers – particularly given the Company's very strong performance. The Compensation Committee was interested in aligning the interests of the executive management team with the interests of shareholders. Implementation of retirement-based compensation did not seem to be in the shareholders best interest as such benefits tend to reward long tenure rather than good performance. Amalfi recommended that the Compensation Committee consider a one-time special grant of restricted stock that would vest over a longer time period – up to 10 to 12 years – with three purposes:

- Increase total compensation for the Company's executives to levels that were commensurate with those of its peers in light of the Company's strong performance vis-à-vis its peers
- Provide compensation that aligned the interests of executives and shareholders
- Provide compensation that focused on achieving superior performance over very long-term horizons

Based upon Amalfi's recommendation, the Company made one-time special restricted stock grants to its executive officers in 2009.

Non-Cash Compensation

With respect to non-cash perquisites, the Compensation Committee believes that executive officers should participate in all employee benefit programs available to the Company's non-executive officers, but the Company has not generally utilized non-cash perquisites that are not otherwise available to non-executive officers. Non-cash compensation as shown in the *2010 Summary Compensation Table* on page 24 includes dividends on restricted stock, the Company's match of the employee's 401(k) contribution, and the value of term life insurance provided to all employees.

Defined Benefit Pension Plan & Supplemental Executive Retirement Plans

Many of the Company's peers have defined benefit pension plans, which provide executives with significant retirement benefits. Many of the Company's peers also have Supplemental Executive Retirement Plans ("SERP's") that provide covered executives with additional significant retirement benefits. The Company provides no such benefits to its Executive Officers. Instead, as described above, the Company has made one-time long-vested restricted stock grants which it believes are better aligned with long-term shareholder interests than retirement-based plans that reward executives for long tenure.

Peer Group

The Committee believes that it is important to measure the Company's performance against peers – companies of similar size, markets, and products. The Company has traditionally looked at two peer groups. The Company looks at a "National Peer Group" of publicly traded banks with total assets between $2 and $5 billion (94 banks at December 31, 2010). The Company also compares itself to a "Regional Peer Group." This peer group was selected from among comparable publicly traded banking companies operating in West Virginia, Pennsylvania, Ohio, Kentucky, Virginia, Maryland and up-state New York. Regional Peers were selected based upon comparability of assets, income, branches and market capitalization. Most operate in similar markets to the Company in terms of urbanization and demographic trends. The banks included in this "Regional Peer Group" (including their state abbreviation and stock ticker symbol) are:

Community Bank Systems Inc. (NY, CBU)	Community Trust Bancorp Inc. (KY, CTBI)
First Commonwealth Financial Corporation (PA, FCF)	First Community Bancshares Inc. (VA, FCBC)
First Financial Bancorp (OH, FFBC)	First Place Financial Corp. (OH, FPFC)
F.N.B. Corporation (PA, FNB)	NBT Bancorp, Inc. (NY, NBT)
National Penn Bancshares Inc. (PA, NPBC)	Park National Corp. (OH, PRK)
Peoples Bancorp Inc. (OH, PEBO)	S&T Bancorp Inc. (PA, STBA)
Republic Bancorp Inc. (KY, RBCAA)	Sandy Spring Bancorp Inc. (MD, SASR)
Union Bankshares Corp. (VA, UBSH)	United Bankshares Inc. (WV, UBSI)
Univest Corp. of Pennsylvania (PA, UVSP)	StellarOne Corporation (VA, STEL)
WesBanco Inc. (WV, WSBC)	

Performance vs. Peer Group

Within the National Peer Group of 94 banks, the Company was the 63rd largest based upon total assets but was the 13th largest based upon total net income in 2010. The Company's return on assets (ROA) in 2010 and 2009 was 1.47% and 1.63%, respectively, ranking it 6th of 94 banks on ROA in both 2010 and 2009 within this peer group. The Company's return on average tangible common equity (ROATCE) in 2010 was 15.1% and was 18.1% in 2009 ranking it 10th and 4th within this peer group of 94 banks in 2010 and 2009, respectively. Within the context of this peer group of 94 banks with total assets of $2 to $5 billion, the Company has clearly been a top performer.

Within the Regional Peer Group of 20 banks, the Company is the 17th largest based upon total assets, but was the 9th largest based upon total net income in 2010. Within the Regional Peer Group, the Company ranked 2nd on ROA in 2010 and 2nd in ROA in 2009. Within this peer group the Company ranked 6th on ROATCE in 2010 and 2nd in ROATE in 2009. Within the context of this smaller regional peer group, the Company has also clearly been a top performer.

Peer Group Performance – 2010

	CHCO	$2 to $5 Billion Peer Group	Regional Peer Group
Total Assets at 12/31/10 (median for peers)	$2.6 billion	$2.9 billion	$4.0 billion
Net Income (median)	$39.0 million	$14.5 million	$34.3 million
ROA (median)	1.47%	0.56%	0.88%
ROATCE (median)	15.1%	5.9%	12.1%
Number of Offices (median)	68	45	86

Long-term Performance vs. Peer Group

Additionally, the Company's long-term performance, relative to either of its peer groups has been extremely strong. As compared to its National Peer Group of 94 banks between $2 and $5 billion as measured above, and measured over the five years between 2006 and 2010, the Company's Net Income has been 5th highest, its ROA was 3rd highest, its ROATCE was 5th highest, and its shareholder return (stock price appreciation plus dividends) from March 10, 2006 to March 10, 2011 was 8th highest. As compared to its Regional Peer Group of 20 banks as measured above, and measured from 2006 thru 2010, the Company's Net income was 8th highest, its ROA was 1st highest, its ROATCE was 4th highest, and its shareholder return from March 15, 2006 to March 10, 2011 was 4th highest. By any measure of profitablity, not only was the Company's 2010 performance extremely strong relative to peers, but its long-term performance has been extremely strong as well.

Peer Group Long-Term Performance – 2006 thru 2010

	CHCO	$2 to $5 Billion Peer Group	Regional Peer Group
Average Net Income (for median bank within peer group)	$42.8 million	$11.5 million	$33.8 million
ROA (for median bank within peer group)	1.67%	0.55%	0.85%
ROATCE (for median bank within peer group)	17.7%	7.1%	12.5%
Shareholder Return (3/10/2006 thru 3/10/2011)	13.5%	-37.2%	-19.4%

Compensation Summary

All forms of compensation provided to officers of the Company (including base salaries, incentive compensation, bonuses, stock options, restricted stock awards, long-vested restricted stock, and non-cash perquisites) result in expense being recorded in the Company's income statement. The Company has reflected all compensation earned by its executive officers in the *2010 Summary Compensation Table* on page 24. The Compensation Committee balances the total compensation of each executive officer among base salary, incentive compensation, bonus, stock options, restricted stock, long-vested restricted stock, and non-cash perquisites to appropriately reward the executive officers for their achievements and results on behalf of the Company and to balance the incentives provided to each executive officer to encourage, reward, and to maximize the executive's performance on behalf of the Company.

The Company believes that the mix of compensation components has been designed to fit the Company's situation as a high-performing company operating in relatively slow growth markets. As such, the Board believes that the interests of management should be focused on maintaining high levels of performance while achieving reasonable growth and maintaining a balanced risk profile. As such, the Company has generally targeted base salary levels comparable to peers, strong cash incentive opportunities when the Company performs well compared to peers, and stock compensation that rewards management for long-term success, while not emphasizing tenure-based compensation such as defined benefit pension plans and SERP's.

Chief Executive Officer Compensation

Charles R. Hageboeck has served as CEO since February 1, 2005. Mr. Hageboeck is employed under an Employment Agreement dated July 25, 2007. In negotiating this or prior employment agreements with Mr. Hageboeck, and in setting Mr. Hageboeck's compensation, the Board utilized the services of Clark Consulting, Amalfi Consulting, and the Company's attorneys, Jackson Kelly PLLC. Mr. Hageboeck's base compensation was determined by the Compensation Committee and approved by the Board and reflects Mr. Hageboeck's demonstrated experience and achievements as CEO of the Company since 2005, as CFO of the Company between 2001 and 2005, his previous experience at other institutions within the industry, his academic credentials (Ph.D. in Economics), as well as compensation levels at comparable peer companies.

Mr. Hageboeck's employment agreement calls for incentive compensation based upon the Company's return on tangible equity (ROTE). The Company's ROTE was 15.02% during 2010, resulting in incentive compensation of $104,165 under the employment agreement. In 2010, Mr. Hageboeck received options on 6,250 shares of common stock with a grant price of $32.09 and subject to five year vesting and a 10 year maturity. These options were valued at $61,625 using the Black-Scholes Options Pricing Model based upon certain assumptions about how City's common stock price would perform in the following 10 years. In 2010, Mr. Hageboeck also received 2,000 shares of restricted stock at a grant price of $32.09 subject to five year vesting valued as of the date of grant at $64,180.

In determining executive compensation, the Board's Compensation Committee has relied upon Amalfi to review the total compensation of the Company's executive officers. Based upon City's demonstrated strong financial performance as compared to its peers, the Board's Compensation Committee, with the assistance of Amalfi, determined to target the CEO's total compensation to the median total compensation for the Company's Regional Peer Group. The Committee was advised by Amalfi that total compensation for the Company's executive officers was relatively low as compared to the Company's peers, particularly given the Company's strong performance. The primary difference was that many of the Company's peers offer defined benefit pensions and/or SERPS. Upon due consideration, the Compensation Committee concluded that defined benefit pension plans and SERPS are not aligned with the best interests of the Company's shareholders as they reward executives for tenure rather than performance. Having determined to seek total compensation for the Company's executive officers that would reward them for their performance, and encourage them to remain with the Company, the Board's Compensation Committee recommended and the full Board approved during 2009 to make one-time grants of long-vested restricted stock to Mr. Hageboeck and other executive officers. Mr. Hageboeck received a grant of 22,250 restricted shares at a grant price of $30.06 with a vesting schedule from seven to ten years (an average vesting date for Mr. Hageboeck of 9.1 years after the grant date). Such shares were valued at $668,835 as of the grant date, but Mr. Hageboeck will not receive any of these shares until April of 2016 and will not receive all of them until April 2019. Mr. Hageboeck receives dividends on all restricted shares and such dividend income is reported in the Summary Compensation Table under "All Other Compensation".

Including an incentive tied to the Company's profitability as measured by return on tangible equity in 2010, Mr. Hageboeck's cash compensation for 2010 (base salary and incentive compensation) was $519,165. The following chart shows comparable information for the Company's peer groups for 2009, which is the latest data uniformly available. As such, Mr. Hageboeck's cash compensation for 2010 was roughly comparable to the average of either the Regional Peer Group or the National Peer Group for 2009. Nevertheless, City's net income was the 13th highest of the 94 publicly traded banks with total assets between $2 billion and $5 billion and was 9th highest within the Regional Peer Group of 20 banks. While Mr. Hageboeck's cash compensation was roughly comparable to average cash compensation for the Company's peers (despite performing much better than its peers), Mr. Hageboeck's base salary is lower than peer averages while incentive compensation was higher. For the Company's Regional Peer Group, the median base salary for 2009 was $451,039 compared to Mr. Hageboeck's base salary of $415,000 in 2010. The median base salary for 2009 for the National Peer Group was $$427,000. Mr. Hageboeck's cash incentive compensation for 2010 was higher than that awarded to peer CEO's due to the Company's much stronger financial performance, as previously demonstrated.

Cash Compensation (Base Salary & Non-Equity Incentive Compensation)	Average	Median	City Holding Company's Rank within peer group
$2 to $5B Peers – 2009	$539,652	$454,084	36th of 90 reporting
Regional Peers – 2009	$510,409	$465,406	9th of 20
City Holding Company CEO Hageboeck's 2010 Cash Compensation was $519,165			

Source: SNL Datasource

Mr. Hageboeck's "Total Compensation" for 2010 (including all forms of compensation), was $689,185. As such, Mr. Hageboeck's Total Compensation for 2010 was close to median total compensation for either peer group and considerably lower than the average for either peer group for 2009. Again, given that the Company performed considerably better than its average peer, the Compensation Committee and Board believe that Mr. Hageboeck's compensation is appropriate.

Total Compensation:	(Average)	(Median)	City Holding Company's Rank within Peer Group
$2 to $5B Peers – 2009	$874,702	$669,283	42nd of 90 reporting
Regional Peers – 2009	$888,336	$666,886	10th of 20
City Holding Company CEO Hageboeck's 2010 Total Compensation was $689,185.			

Source: SNL Datasource

Compensation for Other Executive Officers

The Compensation Committee has set base salary levels to reflect the Board's subjective evaluation of officer responsibilities, experience, and achievements, as well as compensation levels at similar institutions as more fully discussed above under the section titled "*Base Salary*". Annual cash incentives for the other executive officers are discussed above, under the section titled "*Non-Equity Incentive Compensation Plans (Short-Term Cash Incentives)*".

In addition to base salary and annual cash incentives, as previously discussed, the Compensation Committee believes that a significant portion of the executive officer's total compensation should be dependent upon the long-term performance of the Company's common stock. As such, during 2010 each of the other executive officers received stock grants both in the form of options and in the form of restricted stock. On February 26, 2010, the Company granted Messrs. Stilwell, DeRito, Bumgarner, and Quinlan stock options on 3,000 shares, 2,500 shares, 1,250 shares, and 1,250 shares of the Company's common stock, respectively. These options were granted with an exercise price of $32.09 and will vest on February 25, 2015 with an expiration date of February 25, 2020. On the same date, the Company granted 1,000 shares, 850 shares, 650 shares, and 550 shares of restricted stock, respectively, to Messrs. Stilwell, DeRito, Bumgarner, and Quinlan. These shares will vest on February 25, 2015. The Company believes that these restricted shares and options align the executives and the Company's long-term interests.

As previously described in the section titled "*Long-Vested Restricted Stock*", an important part of the total compensation of the other executive officers are grants of long-vested restricted stock awarded during 2009. These one-time grants were designed to bring total compensation for the executive officers up to peer averages in place of traditional forms of compensation such as defined benefit plans and SERPs typically used by the Company's peers but not used by the Company to compensate its executive officers. During 2009, the Company granted Messrs. Stilwell, DeRito, Bumgarner and Quinlan long-vested stock grants for 10,125 shares, 8,375 shares, 5,875 shares and 5,525 shares, respectively, with vesting dates ranging from 7 to 12 years from the grant date. The executive officers earn dividends on all restricted shares, which are reflected in the *2010 Summary Compensation Table* on page 24 in the "Other Compensation" column.

In totality, for the executive officers, the Company's goal was to provide total compensation packages that are comparable with those offered to executives with similar responsibility at peer institutions. The Company's total compensation packages are *more dependent* (relative to peers) upon non-equity incentives, which are in turn dependent upon demonstrated *performance*. The Company's total compensation packages are also now *more dependent* upon long-vested stock grants, whose value is again, dependent upon long-term demonstrated financial *performance.* The Company's total compensation packages are *less dependent than those of its peers upon tenure-based compensation* such as defined contribution retirement plans and SERP's - benefits that the Company believes are not aligned with the best interests of its' shareholders.

Compensation vs. Performance

The Company has compared itself to two peers groups – a National Peer Group of banks with total assets between $2 and $5 billion, and a Regional Peer Group of publicly traded banks in similar markets. It was clearly demonstrated that the Company's financial performance vis-à-vis these peers has been strong. It has also been demonstrated that executive compensation at the Company during 2010 has been comparable to average compensation levels for both peer groups during 2009, the latest data uniformly available for all peers.

In considering executive compensation, the Committee believes that performance and compensation ought to be closely linked. Particularly in the difficult environment that the banking industry has come through in recent years, executives whose companies have performed well should be better compensated that executives whose companies have performed poorly. In the graph below "Performance vs. Compensation For Regional peer Group between 2006 and 2010" performance is measured as the Total Shareholder Return from 1/1/2006 thru 12/31/2010, where Total Shareholder Return is defined as the change in the common stock price plus dividends over the selected period (Source: SNL). Compensation is measured as the annual Total Compensation for the sum of each company's top three officers averaged over the period 2006 and 2009. Total Compensation is calculated starting in 2006 because that the first year in which the Summary Compensation Table included all forms of stock compensation, and goes through 2009 because that is the latest data available. Compensation is calculated for the top three officers because one of the peers only provides three executive officer compensation levels in it's proxy statement. The Company (CHCO) is one of only seven of the Company's Regional Peer Group competitors that provided a positive shareholder return between 1/1/2006 nd 12/31/2010. Further, the Company (CHCO) paid its three top executives combined average annual compensation between 2006 and 2009 that was lower than average for the peer group. Banks in the lower right quadrant represent banks with positive shareholder returns and lower than average compensation. The Company is in the lower right quadrant – strong performance coupled with relatively low executive compensation levels – demonstrating that the Company's compensation policies produced "good value" relative to peers in other quadrants.



BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of seven directors, all of whom (i) satisfy the definition of "independent" under the listing standards of The NASDAQ Stock Market, Inc. (ii) are "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) are "outside directors" as defined by Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter adopted by the Board of Directors. Committee members are appointed by the Board and may be removed by the Board in its discretion. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees, as the committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain a compensation consultant to assist in the evaluation of directors, the Chief Executive Officer (CEO) or senior executive compensation. The Compensation Committee has sole authority to retain and terminate any such consulting firm, including sole authority to approve the firm's fees and other retention terms. The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company provides for appropriate funding, as determined by the Compensation Committee, for payment of compensation to any consulting firm or other advisors employed by the Compensation Committee. In addition, the Compensation Committee makes regular reports to the Board and proposes any necessary action to the Board for full Board approval.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management and based upon such review and discussions with management and the representations of management relating thereto, the Compensation Committee recommended that the Board of Directors include the CD&A in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission, and as applicable, in the Company's proxy statement sent to shareholders in connection with the annual meeting.

Respectfully submitted,

C. Dallas Kayser, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
Jay C. Goldman

February 23, 2011

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

2010 SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the named executive officers for our three most recently completed fiscal years.

SUMMARY COMPENSATION									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (2) ($)	Total ($)
Charles R. Hageboeck President, Chief Executive Officer and Director (Principal Executive Officer)	2010	415,000	-	64,180	61,625	104,165	-	44,215	689,185
	2009	411,250	-	725,135	52,731	163,472	-	26,298	1,378,886
	2008	379,792	-	-	-	-	-	8,594	388,386
David L. Bumgarner Senior Vice President & Chief Financial Officer (Principal Financial Officer)	2010	172,500	-	20,859	12,325	30,308	-	19,207	255,199
	2009	172,188	-	196,311	10,546	45,282	-	14,853	439,180
	2008	166,354	-	14,308	25,458	24,707	-	10,700	241,527
Craig G. Stilwell Executive Vice President, Retail Banking	2010	245,000	-	32,090	29,580	61,495	-	27,153	395,318
	2009	242,500	-	332,508	25,311	96,394	-	16.636	713,349
	2008	222,292	10,000	30,660	50,915	-	-	9,690	323,557
John A. DeRito Executive Vice President, Commercial Banking	2010	205,000	-	27,277	24,650	56,134	-	29,239	342,300
	2009	203,125	-	275,680	21,093	73,066	-	20,953	593,917
	2008	189,167	-	25,550	42,430	63,531	-	13,474	334,152
Michael T. Quinlan, Jr. Senior Vice President, Branch Banking	2010	160,000	-	17,650	12,325	28,756	-	14,677	233,408
	2009	158,750	-	181,564	10,546	44,309	-	10,177	405,346

(1) Stock Awards for 2009 include one-time grants of "long-vested" stock of 22,250 shares, 5,875 shares, 10,125 shares, 8,375 shares, and 5,525 shares for Messrs. Hageboeck, Bumgarner, Stilwell, DeRito, and Quinlan respectively. The shares vest variously between seven and 12 years from the date of grant. The Board initiated these grants following recommendations from Amalfi Consulting in regard to appropriate compensation levels for each of the executives. The purpose of the one-time grants was to achieve significant alignment between the interests of the Company's shareholders and the executives and to motivate the executives to make long-term commitments to the management of the Company. These long-vested stock options were made in place of more traditional forms of compensation such as defined benefit pension plans and SERPS (used by peers but which are not used by the Company) which the Board believes reward management primarily based upon tenure as opposed to the "long-vested" stock grants that will reward the executives for long-term performance.

(2) "All Other Compensation" for 2008, 2009 and 2010 consists of the following: (i) the Company's matching contribution under the City Holding Company 401(k) Plan & Trust, (ii) group term life insurance premium payments, and (iii) dividends paid on restricted shares.

Actual Cash Equivalent Compensation Received

The Summary Compensation Table (SCT) on page 24 is required by the SEC. However, the SCT includes several forms of non-cash compensation – including options, restricted stock, matching 401(k) contributions and the value of term life insurance. It is difficult to compare these forms of compensation when comparing executive compensation to external compensation statistics because of the non-cash component. In particular, stock-based compensation is valued as of the date of grant – in the case of restricted stock at the market price on the date of grant. In the case of stock options, the SCT reflects the value of the grant at calculated using the Black-Scholes Option Pricing Model. The Black-Scholes options pricing model is a theoretically appealing method to calculate the prospective value of stock options granted to employees, but can be dramatically different than values actually received by the employee once the grant is both vested and exercised. Therefore, the following table – the Actual Cash Equivalent Compensation Table, has been prepared as a supplement to the SCT and includes five years of compensation data for the executive officers. It includes the executive officer's base salary, any cash incentives or bonuses, the value of restricted stock measured by the stock's price as of the first day that the executive had the right to sell the stock and receive cash, the value of any stock options upon their exercise, and the value of all dividends paid to the executive on restricted stock granted to them but not yet exercised. The primary difference between the Summary Compensation Table and the Actual Cash Equivalent Compensation Table is that stock awards in the form of both restricted stock and stock options granted to the executive officers between 2006-2010 are represented in the SCT in such a way as to imply that the executive officers have already received significant compensation from such awards whereas in the Actual Cash Equivalent Compensation Table such stock grants are not included until such time as the executive officers could actually convert the stock grant into cash, and then only at the value actually realizable.

The compensation table below is not required by the SEC and this table should not be read as a substitute for the foregoing Summary Compensation Table which SEC rules do require.

ACTUAL CASH EQUIVALENT COMPENSATION								
Name and Principal Position	Year	Salary ($)	Bonus ($)	Vested Restricted Stock Awards[1] ($)	Exercise of Stock Option Awards ($)	Cash Incentive Compensation ($)	Dividends on Restricted Stock [2] ($)	Total ($)
Charles R. Hageboeck President, Chief Executive Officer and Director (Principal Executive Officer)	2010	415,000	-	-	-	104,165	35,020	554,185
	2009	411,250	-	-	-	163,472	17,170	591,892
	2008	379,792	-	-	-	-	-	379,792
	2007	356,333	-	-	-	195,983	-	552,316
	2006	336,131	60,000	-	243,273	165,041	-	804,475
David L. Bumgarner Senior Vice President & Chief Financial Officer (Principal Financial Officer)	2010	172,500	-	-	-	30,308	13,413	216,221
	2009	172,188	-	-	-	45,282	8,534	226,004
	2008	166,354	-	-	-	24,707	3,682	194,743
	2007	150,417	-	-	-	55,454	-	205,871
	2006	140,000	21,825	-	-	40,425	-	202,250
Craig G. Stilwell Executive Vice President, Retail Banking	2010	245,000	-	-	-	61,495	17,170	323,665
	2009	242,500	-	-	-	96,394	8,925	347,819
	2008	222,292	10,000	-	-	-	765	233,057
	2007	210,000	-	11,886	-	135,500	-	357,386
	2006	197,700	32,000	-	67,906	116,841	-	414,447
John A. DeRito Executive Vice President, Commercial Banking	2010	205,000	-	-	-	56,134	17,663	278,797
	2009	203,125	-	-	-	73,066	10,812	287,003
	2008	189,167	-	-	-	63,531	3,963	256,661
	2007	184,667	-	10,249	-	78.760	-	273,676
	2006	177,569	28,745	-	-	83,235	-	289,549
Michael T. Quinlan, Jr. Senior Vice President, Branch Banking	2010	160,000	-	-	-	28,756	10,999	199,755
	2009	158,750	-	-	-	44,309	6,494	209,553

GRANTS OF PLAN-BASED AWARDS

Each of the executive officers is compensated under a pre-defined incentive plan tied to quantifiable goals. Each officer's incentive plan has a targeted payout if the officer hits predefined goals (Target). Each officer must hit certain minimum goals in order to have any payout at all (Threshold). However, these incentive plans have no proscribed maximum, and it is possible that the officers might receive more than their targeted payouts if performance is good.

For example, Mr. Hageboeck's incentive plan is based upon the formula contained in the Employment Agreement dated July 25, 2007. The incentive is tied to the Company's return on tangible equity (ROTE). A targeted incentive of 50% of Mr. Hageboeck's base salary is earned if the ROTE is 20%. If the ROTE is lower, the incentive earned is lower. If the ROTE were 14%, the incentive would be equal to 20% of Mr. Hageboeck's base salary. If the ROTE is lower than 14%, no incentive is earned. However, if the ROTE exceeds 20%, the incentive can increase. At an ROTE of 26%, for instance, incentive compensation would be 80% of base salary.

Similarly, the Other Executive Officers have incentive plans based upon formulas as described earlier (see "*Non-Equity Incentive Compensation Plans (Short-Term Cash Incentives)*" on page 15.

The table below sets forth information concerning the targets, thresholds and maximums for each executive officer's non-equity incentive plan-based awards as of December 31, 2010.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/sh)**
Charles R. Hageboeck (Principal Executive Officer)		83,000	207,500	None						
David L. Bumgarner (Principal Financial Officer)		24,150	60,376	None						
Craig G. Stilwell		49,000	122,500	none						
John A. DeRito		41,000	102,500	none						
Michael T. Quinlan, Jr.		22,400	56,000	none						

EQUITY HOLDINGS

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the number of exerciseable and unexerciseable stock options, option exercise prices and expiration dates, the number of unvested stock awards along with their market values and the number and value of equity incentive plan awards held by the named executive officers as of the fiscal year ended December 31, 2010. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award.

For option awards, the table discloses the exercise price and the expiration date of the options. For stock awards, the table provides the number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exerciseable**	**Number of Securities Underlying Unexercised Options (#) Unexerciseable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares of Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Other Rights That Have Not Vested ($)**
Charles R. Hageboeck (1)(2)(3)(4)(5)(6)	10,000	-	-	28.000	2/25/2013	-	-	-	-
(Principal Executive Officer)	10,000	-	-	33.900	2/24/2014	-	-	-	-
	50,000	-	-	32.925	1/30/2015	-	-	-	-
	-	37,500	-	39.340	2/27/2017	-	-	-	-
	-	6,250	-	28.150	3/24/2019	2,000	72,460	-	-
	-	-	-	-	-	22,250	806,118	-	-
	-	6,250	-	32.090	2/25/2020	2,000	72,460	-	-
David L. Bumgarner (7)(8)(9)(10)(11)(12)(13)(14)	10,000	-	-	32.925	1/30/2015	-	-	-	-
(Principal Financial Officer)	2,500	-	-	36.900	12/20/2015	-	-	-	-
	-	-	-	-	-	2,500	90,575	-	-
	-	1,500	-	40.880	3/25/2018	350	12,681	-	-
	-	1,250	-	28.150	3/24/2019	650	23,550	-	-
	-	-	-	-	-	5,875	212,851	-	-
	-	1,250	-	32.090	2/25/2020	650	23,550	-	-
Craig G. Stilwell (15)(16)(17)(18)(19)(20)(21)(22)	10,000	-	-	28.000	2/25/2013	-	-	-	-
	10,000	-	-	33.900	2/24/2014	-	-	-	-
	5,000	-	-	31.320	2/24/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	-	10,000	-	39.340	2/27/2017	-	-	-	-
	-	3,000	-	40.880	3/25/2018	750	27,173	-	-
	-	3,000	-	28.150	3/24/2019	1,000	36,230	-	-
	-	-	-	-	-	10,125	366,829	-	-
	-	3,000	-	32.090	2/25/2020	1,000	36,230	-	-
John A. DeRito (23)(24)(25)(26)(27)(28)(29)(30)	10,000	-	-	32.410	6/27/2014	-	-	-	-
	5,000	-	-	30.650	2/22/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	-	-	-	-	-	2,500	90,575	-	-

-27-

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exerciseable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Other Rights That Have Not Vested ($)
	-	-	-	-	-	2,500	90,575	-	-
	-	2,500	-	40.88	3/25/2018	625	22,644	-	-
	-	2,500	-	28.150	3/24/2019	850	30,796	-	-
	-	-	-	-	-	8,375	303,426	-	-
	-	2,500	-	32.090	2/25/2020	850	30,796	-	-
Michael T. Quinlan, Jr (31)(32)(33)(34)(35)(36)(37)(38)	1,750	-	-	29.02	3/31/2015	-	-	-	-
	3,500	-	-	36.90	12/20/2015	-	-	-	-
	-	-	-	-	-	1,250	45,288	-	-
	-	1,500	-	40.88	3/25/2018	350	12,681	-	-
	-	1,250	-	28.150	3/24/2019	550	19,927	-	-
	-	-	-	-	-	5,525	200,171	-	-
	-	1,250	-	32.090	2/25/2020	550	19,927	-	-

(1) Mr. Hageboeck was awarded 37,500 options on 2/28/2007. Those options vest and become exerciseable in three separate installments as follows: 12,500 on 2/28/2011; 12,500 on 2/28/2012 and 12,500 on 2/28/2013.

(2) Mr. Hageboeck was awarded 6,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(3) Mr. Hageboeck was awarded 2,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(4) Mr. Hageboeck was awarded 22,250 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—4,000 shares; 4/30/2018—6,000 shares; 4/30/2019—10,250 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—4,450 shares; 5/1/2010 to 4/30/2011—8,900 shares; 5/1/2011 to 4/30/2012—13,350 shares; 5/1/2012 to 4/30/2013—17,800 shares; after 5/1/2013—22,250 shares.

(5) Mr. Hageboeck was awarded 6,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.

(6) Mr. Hageboeck was awarded 2,000 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.

(7) Mr. Bumgarner was awarded 2,500 shares of restricted stock on 2/28/2007. The restricted shares will vest in their entirety on 2/28/2012.

(8) Mr. Bumgarner was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(9) Mr. Bumgarner was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(10) Mr. Bumgarner was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(11) Mr. Bumgarner was awarded 650 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(12) Mr. Bumgarner was awarded 5,875 shares of restricted stock on 7/15/2009. Those restricted shares will vest as follows: 7/15/2016 – 500 shares; 7/15/2017—500 shares; 7/15/2018—1,000 shares; 7/15/2019—1,000 shares; 7/15/2020—2,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 7/14/2010—1,175 shares; 7/15/2010 to 7/14/2011—2,350 shares; 7/15/2011 to 7/14/2012—3,525 shares; 7/15/2012 to 7/14/2013—4,700 shares; after 7/15/2013—5,875 shares.

(13) Mr. Bumgarner was awarded 1,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.

(14) Mr. Bumgarner was awarded 650 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.

(15) Mr. Stilwell was awarded 10,000 options on 2/28/2007. Those options vest and become exerciseable in two separate installments as follows: 5,000 on 2/28/2011 and 5,000 on 2/28/2012.

(16) Mr. Stilwell was awarded 3,000 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(17) Mr. Stilwell was awarded 750 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(18) Mr. Stilwell was awarded 3,000 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(19) Mr. Stilwell was awarded 1,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(20) Mr. Stilwell was awarded 10,125 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,500 shares; 4/30/2018—2,700 shares; 4/30/2019—2,925 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—2,025 shares; 5/1/2010 to 4/30/2011—4,050 shares; 5/1/2011 to 4/30/2012—6,075 shares; 5/1/2012 to 4/30/2013—8,100 shares; after 5/1/2013—10,125 shares.
(21) Mr. Stilwell was awarded 3,000 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(22) Mr. Stilwell was awarded 1,000 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(23) Mr. DeRito was awarded 2,500 shares of restricted stock on 2/28/2007. The restricted shares will vest in their entirety on 2/28/2012.
(24) Mr. DeRito was awarded 2,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.
(25) Mr. DeRito was awarded 625 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.
(26) Mr. DeRito was awarded 2,500 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(27) Mr. DeRito was awarded 850 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(28) Mr. DeRito was awarded 8,375 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,000 shares; 4/30/2018—2,500 shares; 4/30/2019—1,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,675 shares; 5/1/2010 to 4/30/2011—3,350 shares; 5/1/2011 to 4/30/2012—5,025 shares; 5/1/2012 to 4/30/2013—6,700 shares; after 5/1/2013—8,375 shares.
(29) Mr. DeRito was awarded 2,500 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(30) Mr. DeRito was awarded 850 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(31) Mr. Quinlan was awarded 1,250 shares of restricted stock on 3/13/2007. The restricted shares will vest in their entirety on 3/13/2012.
(32) Mr. Quinlan was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.
(33) Mr. Quinlan was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.
(34) Mr. Quinlan was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(35) Mr. Quinlan was awarded 550 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(36) Mr. Quinlan was awarded 5,525 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 500 shares; 4/30/2017—500 shares; 4/30/2018—1,000 shares; 4/30/2019—1,000 shares; 4/30/2020—1,000 shares; 4/30/2021—1,525 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,105 shares; 5/1/2010 to 4/30/2011—2,210 shares; 5/1/2011 to 4/30/2012—3,315 shares; 5/1/2012 to 4/30/2013—4,420 shares; after 5/1/2013—5,525 shares.
(37) Mr. Quinlan was awarded 1,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(38) Mr. Quinlan was awarded 550 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.

Option Exercises and Stock Vested

During the fiscal year ended December 31, 2010, there were no stock options exercised by or stock awards vested for the Named Executive Officers.

POST-EMPLOYMENT PAYMENTS

Post Employment Compensation

The tables shown below summarize the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following or in connection with any termination of employment including by resignation, retirement, disability, a change in control of the Company, a change in the named executive officer's responsibilities or a constructive termination of a named executive officer. The information shown below is as of the most recent fiscal year ended December 31, 2010.

Vested Cash Termination Benefits – Hageboeck & Stilwell

Mr. Hageboeck (currently the Company's CEO) and Mr. Stilwell (currently the Company's EVP of Retail Banking) were part of the original five member "turnaround team" that joined the Company in 2001 when the Company was significantly troubled. In 2001, the Company signed agreements with all five of the then executive officers which provided that each of these officers had the opportunity to voluntarily resign after the turnaround was complete and receive a "Termination Benefit". For Mr. Hageboeck and Mr. Stilwell, the Termination Benefit equaled two years of cash compensation following four years of service to the company. The Termination Benefits for Mr. Hageboeck and Mr. Stilwell vested in 2005 following four years service with the Company. Three of the other executive officers originally employed as part of the "turnaround team" terminated their employment with the Company during 2004 and 2005 and received the promised cash Termination Benefit as provided under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept their positions as the Company's CEO and Executive Vice-President in 2005, and these cash Termination Benefit remain fully vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary termination benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The cost of this vested Termination Benefit has been fully accrued and expensed by the Company. The Vested Cash Termination Benefit was determined in 2001 by the Board of Directors and the Compensation Committee as critical to attracting a qualified "turnaround team", and the results achieved by the "turnaround team" were widely acclaimed including recognition of the Company's former CEO as "Community Banker of the Year" by the American Banker Magazine.

Change of Control Severance Benefits

The Compensation Committee and the Board of Directors believes that it is in the best interests of the Company to provide the Company's executive officers with some income protection in the event that the Company is acquired. In such an instance, it is a virtual certainty that the executive officers would lose their current employment. Given the relatively small number of comparable positions within the industry, the Compensation Committee recognizes that it would take each of the executive officers significant time to find comparable employment. Severance benefits are common at the Company's peers, and attracting and retaining qualified leaders for the Company necessitate such compensation. Each of the executive officers of the Company have been afforded such protection under agreements signed by the Company and each such agreement also includes significant protections for the Company in that the executive officers are prohibited from competing with the Company following termination. Particularly given the importance of such non-compete and non-solicit provisions, the Compensation Committee believes that these benefits are in the Company's best interests.

Share-based Payments (Options, Restricted Stock, Long-Vested Restricted Stock)

Estimated payments include items such as restricted shares that would vest in the case of death, disability, or upon a Change of Control. It should be noted that the value of these awards would have been reportable under the Summary Compensation Table in the year in which they were granted and will have been expensed over the vesting period. For purposes of calculating values for these tables, generally restricted shares outstanding for each Named Executive Officer were deemed to have fully vested as of December 31, 2010 (at the closing price of Company common stock on that date was $36.23) in the event of death, disability or in a change-of-control. However, certain shares granted to executive officers in 2009, and referred to previously as "long-vested shares", specifically provided for alternate vesting schedules. In the event of death or disability, the" long-vested shares" will vest proportionately between the date of grant and the final vesting date of the award (ten to twelve years from the grant date). In the event of a change of control, the shares will vest on a schedule that would provide that 20%, 40%, 60, 80% and 100% of the "long-vested shares" would vest if a change-of-control occurred in the 1st, 2nd, 3rd, 4th or 5th year following grant, respectively, and calculations regarding the value of such restricted stock assumed a change of control effective December 31, 2010 at the closing stock price on that date. With respect to unexercised but fully vested options, the estimated payments reflect the "spread", which is the difference between the market price and the exercise price of any unexercised but fully vested options as of December 31, 2010 whose exercise price was lower than the market value of the Company's common stock on that day. Unexercised but fully vested options that are in-the-money could be exercised for value at the present time, and thusly would have value to an executive in the event of death, disability, change of control, or voluntary termination or termination without cause. Additionally, unvested in-the-money options would vest upon a change of control.

Health Insurance

The Company maintains a self-insured health plan. As a result, the cost of providing health care coverage to the Company's executive officers can only be estimated based on the current average cost of care across the base of the Company's insured employee base. The actual costs to the Company would depend upon the health experience of the executive officer and his or her dependents during the period that coverage was in effect. The Company carries reinsurance for claims for any covered employee or dependent in excess of $100,000.

Life insurance benefits for officers of City Holding Company are calculated at base salary times 2.00. Life insurance is subject to a maximum of $800,000 under the Company's plan, and is available to all of the Company's full-time equivalent employees.

Charles R. Hageboeck, President & Chief Executive Officer

The following table describes potential payments upon termination for various reasons for Charles R. Hageboeck, the Company's President and Chief Executive Officer.

POST-EMPLOYMENT PAYMENTS – HAGEBOECK						
Executive Benefits and Payments Upon Termination	**Cash Payments ($)**	**Health Insurance ($)**	**Life Insurance ($)**	**Option Awards In-the-Money ($) (1)**	**Restricted Stock Awards ($)(6)**	**Total Compensation ($)**
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause (2)	1,724,166	40,604	-	270,850	-	2,035,620
Voluntary Termination at 12/31/2010 (2)(5)	1,228,029	40,604	-	270,850	-	1,539,483
Death	1,724,166	-	800,000	270,850	279,273	2,974,289
Disability (2)(3)	1,724,166	40,604	-	270,850	279,273	2,314,893
Change of Control(2)(4)	1,724,166	40.604	-	347,225	467,367	2,579,362

(1) Vested Option Awards In-the-Money for Mr. Hageboeck are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 70,000 vested option awards and the market value of the Company's common stock on December 31, 2010 of $36.23 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 12,500 options in-the-money that were unvested at December 31, 2010 which would vest under a change-of control.

The Employment Agreement for Mr. Hageboeck provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $40,604 and would be effective if Mr. Hageboeck's employment were terminated voluntarily by Mr. Hageboeck, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

(3) In the event of disability, the employment contract for Mr. Hageboeck provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Hageboeck will be determined in reference to the calendar year ended December 31, 2009 as $574,722 reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

(4) The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Hageboeck reflects "Termination Compensation" of $574,722 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

(5) Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a Termination Benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary Termination Benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary Termination Benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The costs of this vested Termination Benefit have been fully accrued and expensed by the Company.

(6) Mr. Hageboeck holds 26,250 restricted shares. Of these restricted share awards for Mr. Hageboeck, 4000 shares become 100% vested upon death, disability or a change in control. The remaining 22,250 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th, 2009, 2010, 2011, 2012 and 2013, respectively.

David L. Bumgarner, Chief Financial Officer

The following table describes potential payments upon termination for various reasons for David L. Bumgarner, the Company's Chief Financial Officer.

POST-EMPLOYMENT PAYMENTS - BUMGARNER						
Executive Benefits and Payments Upon Termination	**Cash Payments ($)**	**Health Insurance ($)**	**Life Insurance ($)**	**Option Awards In-the-Money ($)** [1]	**Restricted Stock Awards ($)** [2]	**Total Compensation ($)**
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	33,500	-	33,500
Voluntary Termination at 12/31/2010	-	-	-	33,500	-	33,500
Death	-	-	345,000	33,500	179,380	557,800
Disability	-	-	-	33,500	179,380	212,880
Change of Control [3][4]	217,471	8,121	-	48,325	235,495	509,412

[1]   Vested Option Awards In-the-Money for Mr. Bumgarner are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 12,500 vested option awards and the market value of the Company's common stock on December 31, 2010 of $36.23 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 2,500 options in-the-money that were unvested at December 31, 2010 which would vest under a change-of control.

[2]   Mr. Bumgarner holds 10,025 restricted shares. Of these restricted share awards for Mr. Bumgarner, 4,150 shares become 100% vested upon death, disability or a change in control. The remaining "long-vested shares" vest proportionately over the 11 year period following grant date in the event of death or disability. In the event of a change-of-control, these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on July 15th, 2009, 2010, 2011, 2012 and 2013, respectively.

[3]   The Change in Control Agreement for Mr. Bumgarner provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 12 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $8,121 and would be effective if Mr. Bumgarner's employment were terminated by the Company because of a Change of Control.

[4]   The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Bumgarner is 12 months. The amount shown in this row for Mr. Bumgarner reflects "Termination Compensation" of $217,471 times one (which represents one year of compensation).

Craig G. Stilwell

The following table describes potential payments upon termination for various reasons for Craig G. Stilwell, the Company's Executive Vice President, Retail Banking.

POST-EMPLOYMENT PAYMENTS – STILWELL						
Executive Benefits and Payments Upon Termination	**Cash Payments ($)**	**Health Insurance ($)**	**Life Insurance ($)**	**Option Awards In-the-Money ($)** [1]	**Restricted Stock Awards ($)** [2]	**Total Compensation ($)**
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause [3]	1,016,682	40,604	-	130,150	-	1,187,436
Voluntary Termination at 12/31/2010 [3][6]	758,372	40,604	-	130,150	-	929,126
Death	1,016,682	-	490,000	130,150	160,771	1,797,603
Disability [3][4]	1,016,682	40,604	-	130,150	160,771	1,348,207
Change of Control [3][5]	1,016,682	40,604	-	166,810	246,364	1,470,460

(1)   Vested Option Awards In-the-Money for Mr. Stilwell are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 25,000 vested option awards and the market value of the Company's common stock on December 31, 2010 of $36.23 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 6,000 options in-the-money that were unvested at December 31, 2010 which would vest under a change-of control.

(2)   Mr. Stilwell holds 12,875 restricted shares. Of these restricted share awards for Mr. Stilwell, 2,750 shares become 100% vested upon death, disability or a change in control. The remaining 10,125 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30, 2009, 2010, 2011, 2012 and 2013, respectively.

(3)   The Employment Agreement for Mr. Stilwell provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $40,604 and would be effective if Mr. Stilwell's employment were terminated voluntarily by Mr. Stilwell, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

(4)   In the event of disability, the employment contract for Mr. Stilwell provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Stilwell will be determined in reference to the calendar year ended December 31, 2009 as $338,894, reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

(5)   The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Stilwell reflects "Termination Compensation" of $338,894 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

(6)   Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a Termination Benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary Termination Benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary Termination Benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer The costs of this vested Termination Benefit have been fully accrued and expensed by the Company.

John A. DeRito

    The following table describes potential payments upon termination for various reasons for John A. DeRito, the Company's Executive Vice President, Commercial Banking.

POST-EMPLOYMENT PAYMENTS – DERITO						
Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) (1)	Restricted Stock Awards ($) (2)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause (4)	318,682	9,370	-	27,900	-	355,952
Voluntary Termination at 12/31/2010	-	-	-	27,900	-	27,900
Death	-	-	410,000	27,900	225,381	663,281
Disability	-	-	-	27,900	225,381	253,281
Change of Control (3)(5)	552,382	16,242	-	58,450	296,180	923,254

(1)   Vested Option Awards In-the-Money for Mr. DeRito are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 15,000 vested option awards and the market value of the Company's common stock on December 31, 2010 of $36.23 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 5,000 options in-the-money that were unvested at December 31, 2010 which would vest under a change-of control.

(2)   Mr. DeRito holds 13,200 restricted shares. Of these restricted share awards for Mr. DeRito, 4,825 shares become 100% vested upon death, disability or a change in control. The remaining 8,375 "long-vested shares" vest proportionately over the ten year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th , 2009, 2010, 2011, 2012 and 2013, respectively.

(3)   The Change in Control Agreement for Mr. DeRito provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 24 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $16,242 and would be effective if Mr. DeRito's employment were terminated because of a Change of Control.

(4)   Mr. DeRito's Change in Control Agreement provides that if Mr. DeRito is terminated Without Just Cause, Mr. DeRito will be paid an amount equal to his "Termination Compensation" for 60 weeks and provided health care for 60 weeks.

(5)   The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. DeRito is 24 months. The amount shown in this row for Mr. DeRito reflects "Termination Compensation" of $276,191 times two (which represents two years of compensation).

Michael T. Quinlan, Jr.

The following table describes potential payments upon termination for various reasons for Michael T. Quinlan, Jr. the Company's Senior Vice President of Branch Banking.

POST-EMPLOYMENT PAYMENTS – QUINLAN					
Executive Benefits and Payments Upon Termination	**Cash Payments ($)**	**Health Insurance ($)**	**Life Insurance ($)**	**Option Awards In-the-Money ($)[1]**	**Restricted Stock Awards ($) [2]**	**Total Compensation ($)**
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	12,618	-	-
Voluntary Termination at 12/31/2010	-	-	-	12,618	-	-
Death	-	-	320,000	12,618	125,622	458,240
Disability	-	-	-	12,618	125,622	138,240
Change of Control [3][4]	203,059	12,181	-	27,893	177,889	421,022

(1) Vested Option Awards In-the-Money for Mr. Quinlan are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 1,750 vested option awards and the market value of the Company's common stock on December 31, 2010 of $36.23 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 2,500 options in-the-money that were unvested at December 31, 2010 which would vest under a change-of control.

(2) Mr. Quinlan holds 8,225 restricted shares. Of these restricted share awards for Mr. Quinlan, 2,700 shares become 100% vested upon death, disability or a change in control. The remaining 5,525 "long-vested shares" vest proportionately over the 12 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th, 2009, 2010, 2011, 2012 and 2013, respectively.

(3) The Change in Control Agreement for Mr. Quinlan provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 18 months. The estimated value of this benefit is $12,181 and would be effective if Mr. Quinlan's employment were terminated either by the Company, or by the employee for "Good Cause" as defined in the Agreement, following a Change of Control.

(4) Mr. Quinlan is employed under a Change in Control Agreement which provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Quinlan is 12 months. The amount shown in this row for Mr. Quinlan reflects "Termination Compensation" of $203,059 times one (which represents one year of compensation).

Employment Agreements

The Company entered into employment agreements with Charles R. Hageboeck and Craig G. Stilwell on July 25, 2007 replacing agreements previously entered into during 2001. These agreements have a term of two years, but automatically renew each month for an additional month unless either Employer or Employee serves notice to the other to fix the term to a definite two-year term. Both Mr. Hageboeck and Mr. Stilwell's employment agreements address salary, incentives and other benefits. In the event that Mr. Hageboeck or Mr. Stilwell, respectively, voluntarily terminate their employment with the Company for any reason or at any time, Employee will be entitled to receive a certain sum of money, plus interest from and after December 31, 2006, such amount paid over 36 months. This covenant within the Employment Agreements between the Company and Mr. Hageboeck and Mr. Stilwell preserves Termination Benefits available to the Employee that were part of the original employment agreements between the Company and the officers originally signed on June 11, 2001 and May 15, 2001, respectively. At December 31, 2010, Mr. Hageboeck could have voluntarily resigned, in which case the Company would be obligated to make payments to him over 36 months totaling $1,228,029 plus interest at the Treasury One-Year Constant Maturity rate, reset each December 31st. At December 31, 2011, Mr. Hageboeck could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $1,231,590 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. At December 31, 20010, Mr. Stilwell could have voluntarily resigned, in which case the Company would be obligated to make payments to him over 36 months totaling $758,372 plus interest at the Treasury One-Year Constant Maturity rate, reset each December 31st. At December 31, 2011, Mr. Stilwell could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $760,572 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. Additionally, the Company is required to make health care available to either employee for a period of up to five years following voluntary termination. The Company has accrued expense to reflect the costs of this benefit totaling $2,117,007**.** These benefits just described for Mr. Hageboeck and Mr. Stilwell are deemed fully vested and shall not be subject to risk of forfeiture under any circumstances, including any of the reasons that qualify for "Just Cause" as described below and as provided under the Agreements, except where Employee personally profits from his willful fraudulent activity and that activity materially and adversely affects Employer.

In the event of termination without "Just Cause", death, or disability, either Mr. Hageboeck or Mr. Stilwell are entitled to receive three times his "Termination Compensation", which is defined as equal to the highest amount of cash compensation paid to or for the benefit of the Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (including salary, cash-based incentive compensation, and cash-based bonus but not including equity incentive compensation) of the Summary Compensation Table set forth in the Company's proxy statement for such year. Additionally, both Mr. Hageboeck and Mr. Stilwell's employment contracts require the Company to provide health care for five years in the event that their employment terminates due to disability or without "Just Cause".

The Company entered into a Change in Control and Termination Agreement on June 28, 2004, with John A. DeRito. Under this agreement, in the event of a Change in Control, Mr. DeRito may voluntarily terminate his employment with the Company until the expiration of the 24-month period after the Change in Control for "Good Reason" as defined in the Agreement and be entitled to receive benefits as described in the Post Employment Compensation Table above. Mr. DeRito's Change in Control and Termination Agreement also provides that if Mr. DeRito is terminated "Without Just Cause", he will receive benefits as described in the Post- Employment Compensation Table above. "Just Cause" shall mean termination, accomplished by vote of the Company's Board of Directors, related to Mr. DeRito's personal dishonesty, gross incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation, gross negligence, malfeasance (other than traffic violations or similar offenses) or a final cease-and-desist order, conviction of a felony or of a misdemeanor involving moral turpitude, unethical business practices in connection with the Company's business, or misappropriation of the Company's assets or similarly serious violation of policy of the Company.

The Company entered into a Change in Control Agreement with David Bumgarner on February 1, 2005. Mr. Bumgarner's Agreement provides that in the event of a Change in Control of the Company, Mr. Bumgarner may voluntarily terminate his employment with the Company until the expiration of the 12-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

The Company entered into a Change in Control Agreement with Michael T. Quinlan Jr. on April 1, 2005. Mr. Quinlan's Agreement provides that in the event of a Change in Control of the Company, Mr. Quinlan may voluntarily terminate his employment with the Company until the expiration of an 18-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon the review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2010, all filing requirements applicable to its executive officers and directors were met.

CERTAIN TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

During 2010, the Company's subsidiaries had, and expect to have in the future, banking transactions with directors of the Company, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectability or present other unfavorable factors.

The Company's loan policy requires that all credits to directors and executive officers and their interests, as defined in Item 404 of SEC Regulation S-K, must be reviewed and approved by the Executive Loan Committee and promptly reported to the Board of Directors. If required by the procedural and financial requirements of Regulation O of the Board of Governors of the Federal Reserve System, such credits will be approved in advance by a majority of disinterested directors. Directors and executive officers may not be present for discussions on their own loans, loans involving their related interests or loans involving any other conflict of interest situation and must abstain from voting on such credits.

The Company has entered into employment agreements with certain of its named executive officers and provided other compensation to certain of its directors. See "*Employment Agreements*" above under the section titled "Post-Employment Payments" and *"Compensation of Directors"* above under the section titled "Additional Information Concerning the Board of Directors."

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2)

Subject to ratification by the Company's shareholders, the Company's Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2010.

Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Audit Committee and the Board of Directors unanimously recommend the shareholders vote "FOR" such ratification.

Principal Accounting Fees and Services

During the fiscal years ended December 31, 2010 and 2009, the Company engaged Ernst & Young LLP as its independent registered public accounting firm principally to perform the annual audit of its consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, and to render other allowable services. The following table lists fees paid to Ernst & Young, for services rendered in fiscal years 2010 and 2009:

	2010	2009
Audit Fees…………………...	$ 509,085	$ 580,000
Audit-Related Fees…………...	--	--
Tax Fees………………..	60,900	52,000
Total Fees……………..	$ 569,985	$ 632,000

Audit Fees include fees associated with the annual audit of the Company's consolidated financial statements, incorporated by reference in its annual report on Form 10-K filed with the Securities and Exchange Commission, the audit of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 and 2009, reviews of the Company's quarterly reports on Form 10-Q filed with the Securities and Exchange Commission and the issuance of consents in filings with the Securities and Exchange Commission.

Tax Fees primarily include fees related to tax return preparation, a state income tax examination, research and planning.

Pre-Approval Policies and Procedures

The Audit Committee charter requires that the Audit Committee pre-approve all audit and non-audit services to be provided to the Company by the independent registered public accounting firm, provided, however, that the Audit Committee may specifically authorize its chairman to pre-approve the provision of any non-audit service to the Company. All of the services described above which Ernst & Young LLP provided and for which they billed the Company, were pre-approved by the Company's Audit Committee. For the fiscal year ended December 31, 2010 the Company's Audit Committee did not waive the pre-approval requirement of any non-audit services provided to the Company by Ernst & Young.

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Proposal 3)

In accordance with recent legislation and rules promulgated by the SEC, the Company is providing shareholders with a non-binding advisory vote on compensation programs for our Named Executive Officers (sometimes referred to as "say on pay"). Accordingly, you may vote on the following resolution at the 2011 annual meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this Proxy Statement."

This vote is advisory in nature and therefore, is nonbinding. The Board of Directors and the Compensation Committee, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis" our compensation programs are designed to motivate our executives to create a successful and high performing company. We believe that our compensation program, with its balance of short-term incentives (including cash and equity awards vesting over periods of up to five years) and long-term incentives (including long-vested restricted share awards) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

The Board of Directors unanimously recommends that you vote FOR the approval, on an advisory basis, of the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

**NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE
ON EXECUTIVE COMPENSATION
(Proposal 4)**

In addition to providing shareholders with the opportunity to cast an advisory vote on executive compensation, the Company this year is providing shareholders with an advisory vote on whether the advisory vote on executive compensation should be held every one, two or three years.

The Board of Directors believes that an annual vote for the non-binding advisory vote on executive compensation is the optimal interval for conducting and responding to a "say on pay" vote because it will allow us to obtain information on our shareholders' views of the compensation of our named executive officers on a more consistent basis. Shareholders who have concerns about executive compensation during the interval between "say on pay" votes are welcome to bring their specific concerns to the attention of the Board. Please refer to "*Communications with the Board of Directors*" in this Proxy Statement for information about communicating with the Board or its individual members.

The proxy card provides shareholders with the opportunity to choose among one of four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board of Director's recommendation.

Although this advisory vote on the frequency of the "say on pay" vote is non-binding, the Board of Directors and the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

The Board of Directors unanimously recommends that you select <u>1 YEAR</u> for future non-binding advisory votes on executive compensation.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under the regulations of the SEC, any shareholder desiring to make a proposal pursuant to Rule 14a-8 of the SEC's proxy rules to be acted upon at the Company's 2012 annual meeting of shareholders must present such proposal to the Company's Secretary at the principal executive offices of the Company at 25 Gatewater Road, Charleston, West Virginia 25313, not later than November 26, 2011 in order for the proposal to be considered for inclusion in the Company's proxy statement for the 2012 annual meeting of shareholders. SEC rules establish a different deadline for submission of shareholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting. The deadline for these proposals for the 2012 annual meeting is February 8, 2012. If a shareholder gives notice of such a proposal after this deadline, the proxies will be allowed to use their discretionary voting authority to vote against the shareholder proposal when and if it is raised at the annual meeting.

Pursuant to the Company's Amended and Restated Bylaws, a shareholder may nominate persons for election to the Board of Directors and, pursuant to the Governance Committee's Charter, the Governance Committee considers nominees recommended by shareholders, in each case, if written notice is submitted to the Company's Secretary at the principal executive offices of the Company not less than 120 calendar days prior to April 25, 2012.

The shareholder's notice must include:

o   as to each person whom the shareholder proposes to nominate for election as a director:

     ▪ all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Exchange Act; and

     ▪ such person's written consent to being named in the proxy statement as a nominee and to serving as such as a director if elected; and

o   as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

     ▪ the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner;

     ▪ the class and number of shares of the Company's Common Stock that are owned beneficially and of record by such shareholder and such beneficial owner;

     ▪ a description of all arrangements or understandings between the shareholder and each nominee and any other persons (naming them) pursuant to which the nominations are to be made by the shareholder;

     ▪ a representation that such shareholder is a holder of record of the Company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

     ▪ a representation whether the shareholder intends to solicit proxies from shareholders in support of such nomination.

In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company's Secretary within the time limits described in the immediately following paragraph. The shareholder's notice must contain:

o   as to each matter:

     ▪ a brief description of the business desired to be brought before the meeting;

     ▪ the reasons for conducting such business at the meeting;

     ▪ in the event that such business includes a proposal to amend the Company's Articles of Incorporation or Bylaws, the language of the proposed amendment; and

     ▪ any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made; and

o   as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the information described above, with respect to the shareholder proposing such business.

The requirements found in the Company's Amended and Restated Bylaws are separate from and in addition to the requirements of the SEC that a shareholder must meet to have a proposal included in the Company's proxy statement.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors is not informed of any matters, other than those stated above, that may be brought before the annual meeting. However, if any other matters are brought before the annual meeting or any adjournments or postponements thereof, the persons named on the accompanying proxy card or their substitutes will vote with respect to such matters in accordance with their best judgment.

Directions to the 2011 Annual Meeting location at the Charleston Marriott Town Center located at 200 Lee Street, E., Charleston, West Virginia 25301 follow below:

From Yeager Airport: Follow signs to Downtown Charleston. Exit Washington Street/Civic Center (Exit 58-C). Bear left onto Bigley Avenue/US-119S. Continue on US-119S. At the second light, turn left on Lee Street. The hotel is two blocks down on left side.

From I-64 East and I-77 South: Follow signs to I-64 West, taking the Washington Street exit. Exit Washington Street/Civic Center (Exit 58-C). Bear left onto Bigley Avenue/US-119S. Continue on US-119S. At the second light, turn left on Lee Street. The hotel is two blocks down on left side.

From I-64 West: Take Exit, 58-C, Lee Street. At the light, turn right on Lee Street. The hotel is two blocks down on left side.

Parking
· On-site parking, fee:$ 3 USD hourly, $9 USD daily
· 267 Spaces, Well Lighted & Secure

By Order of the Board of Directors,

Victoria A. Faw
Secretary

March 25, 2011



c/o Corporate Election Services
P. O. Box 1150
Pittsburgh, PA 15230-1150

VOTE BY TELEPHONE

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a	Access the Website and	Return your proxy
touch-tone telephone:	cast your vote:	in the postage-paid
1-888-693-8683	**www.cesvote.com**	envelope provided

Vote 24 hours a day, 7 days a week.
If you vote by telephone or Internet, please do not send your proxy by mail.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 28, 2010.
The City Holding Company Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders are available at www.ViewMaterial.com/CHCO.



Proxy card must be signed and dated below.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

CITY HOLDING COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 27, 2011.

The undersigned shareholder of City Holding Company hereby appoints Victoria A. Faw and A. Kevin Thomas and each of them, with full power of substitution, as proxies and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of City Holding Company held of record by the undersigned on March 18, 2011 at the Annual Meeting of Shareholders to be held on April 27, 2011 or any adjournment or adjournments thereof. The undersigned shareholder authorizes the proxies to cumulate their votes at their discretion.

Dated: _____

_____
Signature

_____
Signature, if held jointly

Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc. should use full title, and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by authorized person.

YOUR VOTE IS IMPORTANT

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares may be represented at the Annual Meeting. If you vote by telephone or Internet, it is not necessary to return this proxy card.

Proxy card must be signed and dated on the reverse side.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

CITY HOLDING COMPANY PROXY

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2 and 3 and 1 YEAR for Proposal 4. You may revoke this proxy at any time prior to the time it is voted at the Annual Meeting.

1. Proposal to elect five Class III directors to serve for a term of three years.

CLASS III NOMINEES:	(1) Hugh R. Clonch	(2) Robert D. Fisher	(3) Jay C. Goldman
	(4) Charles R. Hageboeck	(5) Philip L. McLaughlin	

❑   **FOR** (except as marked to the contrary above)   ❑   **WITHHOLD** authority

To withhold authority to vote for any individual nominee, strike a line through the nominee's name above.

2. Proposal to ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young, LLP as the independent registered public accounting firm for City Holding Company for 2011.

❑   **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

3. Advisory vote on executive compensation

❑   **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

4. Advisory vote on the frequency of future advisory votes on executive compensation vote

❑   **1 YEAR**   ❑   **2 YEARS**   ❑   **3 YEARS**   ❑   **ABSTAIN**

Please mark, sign, date and return the proxy promptly using the enclosed envelope.

5. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Shareholders or any adjournment or adjournments thereof.